4/23


05006379

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Magician Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4358 FISCAL YEAR 3/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 3/10/05

MAGICIAN

(HOLDINGS) LIMITED

細意
聆聽

MAGICIAN MAGICIAN MAGICIAN

ANNUAL REPORT 2004 年報

Customer Feedback is our invaluable Treasure.

As an expert in the manufacture of Household Products, Magician's primary aim is to meet Customer Demands. From the standpoint of Customers, each household item has to be effective, handy and user-friendly. Only when there is sufficient exchange of communication between the two can there be improvements and in turn perfection.

Feedback from Customers, no matter how plain or trivial, may induce immense enlightenment and inspiration. Magician cherishes every message that Customers bring, which will go a long way in helping it to understand and analyze the market, nurture creativity and facilitate developments that will satisfy exactly what Customers need.

Magician has a heart filled with childlike urge for the good, the truthful and the charming. To Magician, responses from Customers are not only statistics, but also a cause for refinement in quality of life and a driving force for innovation and improvement.

For us at Magician, exchanging ideas with Customers is always a pleasant experience. We regard it our professional duty to listen to and accept criticism attentively and obligingly, with a view to fostering a more congenial relationship with our Customers.

Magician not only takes in Customer Comments, it studies them meticulously, carries them into action, develops from them and holds them at heart, in order to render better service at all times.


Communication
溝通和了解
Appreciation

得顧客意見回饋　令我們如獲至寶

通達工業經營製造家居用品，首要主旨，是迎合顧客需求。在顧客而言，家居各物，必須得心應手，用得愜意。兩者之間，訊息互動交流，才能盡善盡美。

顧客對產品的意見，縱是如何簡單瑣碎，都能啟迪無限。通達工業珍惜重視顧客發出的每一個訊息，用以了解分析市場，孕育創意，使產品更能滿足顧客的需要。

通達工業具赤子之心，求的是真善美。顧客對通達工業產品的回應，給我們的不僅是數據，更重要的，是改善生活素質的啟發，是激勵我們創作和改革的原動力。

在通達工業，我們視「意見交流」為「關心的溝通」；細意聆聽，是我們專業工作的一部份。通達工業本着虛心求進步的態度，與顧客建立更親密的關係。

通達工業將顧客的寶貴意見，小心研究，付諸實踐，致力改良，誠意服務。

CONTENTS


東和超音波
東和超音波
DONG HO

Magician at a Glance



Magician Industries (Holdings) Limited (the "Company") is a well-established manufacturer and distributor of a most comprehensive range of household and related specialty products which totaled at over 6,000 items, selling such products as well as providing OEM and ODM services to wholesalers and retailers in more than 40 countries.

Magician has its head office in Hong Kong and production base in Shenzhen, the People's Republic of China (the "PRC"). Equipped with state-of-the-art machinery and the most advanced technology, its production base achieved ISO9001:2000 international standards accreditation in January 2003, which is a strong testament to the Company's outstanding production standards and management excellence.

On top of that, Magician possesses an efficient sales and distribution network with 27 direct sales offices and four local distributors in Mainland China, spanning over a vast region from Guangzhou in southern China to Harbin in the north.

In addition to being an OEM and ODM partner to world-renowned customers, Magician has also created and nurtured its own distinctive brand names, including "NICOLE design" which is widely available in approximately 4,000 sales outlets throughout the PRC. The Company has also established its own retail outlets known as "Magic Home" and "NICOLE design" concept-corner stalls in Mainland China to create stronger corporate and brandname awareness. Recently, the Company also launched a series of patented non-stick metal bakeware compatible with both microwave and traditional ovens under a new brand name of "TurboBake".

Established in the early 1970s, Magician's businesses have grown consistently with sales amounting to approximately HK$471 million in the financial year of 2004. With its workforce expanded more than 4,500 employees currently, Magician's annual export procuction fills up over 3,500 containers reaching all major international cities around the globe.

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Mr KONG Yick Ming *(Chairman)*
Mr KU Ling Yu, John

Non-Executive Directors

Mr WONG Kwong Chi
Mr KEUNG Sau Tim

Independent Non-Executive Directors

Mr TSUI Sing Kee, Rawdon
Mr CHEUNG Sun Lung
Mr TAM Chi Kwan, Michael

COMPANY SECRETARY

Mr NG Fun Hung

REGISTERED ADDRESS

Clarendon House, Church Street, Hamilton HM11, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre,
57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong

SECURITIES CODES

Hong Kong Stock Code: 526
American Depositary Receipt, Programme – Level 1,
Trading Symbol: MGCIY

AUDITORS

Moores Rowland Mazars
34/F., The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong

PRINCIPAL BANKERS

Bank of China
Nedbank

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Corporate Services Limited
Rosebank Centre, 11 Bermudiana Road, Pembroke,
Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Secretaries Limited
Ground Floor,
Bank of East Asia Harbour View Centre,
56 Gloucester Road,
Wanchai, Hong Kong

INVESTOR RELATIONS ADVISOR

PR Concepts Company Limited


MAGICIAN


This is
fridge



Profiles of Directors and Senior Management

EXECUTIVE DIRECTORS

Mr KONG Yick Ming, aged 52, is the Chairman and Chief Executive Officer of the Company. He is responsible for corporate policy making, strategic planning, marketing and sales of the Group. Mr Kong has over 29 years' experience in the manufacture and sale of plastic and metal general houseware, kitchen ware, gift items, bathroom accessories and related household accessories. Mr Kong has been granted Young Industrialist Awards of Hongkong in 1996 and has been the honorary secretary of The Hong Kong Young Industrialists Council Limited for 1997 - 1999 and 2003 - 2004. He has also been the president of The Rotary Club of Tsuen Wan for 1995 - 1996 and the part-time vice president of The Xian Industries & Commerce Association for 2001 - 2003. Mr Kong has been awarded Associateship by the Professional Validation Council of Hong Kong Industries in 2002. He is a foundation member of China Charity Federation and an honorary consultant of Hong Kong Youths Unified Association. Mr Kong is also a member of the Third Plenary Committee of Jiedong County Guangdong Province of the Chinese People's Political Consultative Conference and a committee member of the Fifth Plenary Committee of Guangdong Overseas Friendship Association.

Mr KU Ling Yu, John, aged 56, is a solicitor and notary public, practising in Hong Kong since 1975. He was appointed Non-executive Director of the Company in June 2000 and Executive Director of the Company in September of the same year.

NON-EXECUTIVE DIRECTORS

Mr WONG Kwong Chi, aged 52, is an executive vice president and a director of Transpac Capital Limited, a company which is principally engaged in private equity investment in Mainland China and South East Asia. Mr Wong has over 20 years' experience in banking, manufacturing and direct investment industry. He holds a bachelor degree in science and a master degree in business administration from the Chinese University of Hong Kong. Mr Wong was the chairman of the Hong Kong Venture Capital Association and the vice chairman of the Hong Kong Electronic Industries Association. He holds directorship in a number of private and public companies. He has been appointed Non-executive Director of the Company in 2000.

Mr TSUI Sing Kee, Rawdon, aged 60, Mr Tsui holds a master degree of business administration from the University of East Asia. He has been appointed Non-executive Director of the Company in 2000.


Summer Plastic
Drinkware


Storage
Container
Storage
Container

Mr CHEUNG Sun Lung, aged 46, graduated from Hong Kong Polytechnic. He has been appointed Non-executive Director of the Company in 2000.

Mr TAM Chi Kwan, Michael, aged 40, is a Certified Public Accountant and the managing director of TLC CPA Limited. He holds a bachelor of laws degree from the University of Wolverhampton, United Kingdom. He is a member of the Hong Kong Society of Accountants, the Association of Chartered Certified Accountants and the Taxation Institute of Hong Kong. Mr Tam has over 16 years of experience in public accounting practice. He has been appointed Non-executive Director of the Company in 2003.

Mr KEUNG Sau Tim, aged 51, graduated from Hong Kong Polytechnic. He has been appointed Non-executive Director of the Company in 2000.

SENIOR MANAGEMENT

Mr NG Fun Hung, aged 31, is the financial controller and company secretary of the Group. He joined the Group in 2002 and is responsible for the overall supervision of finance, accounting and secretarial functions of the Group. Prior to joining the Group, Mr Ng worked for an international accounting firm in Hong Kong as audit manager. He has over 8 years' experience in auditing, accounting, finance and taxation. Mr Ng holds a master degree of applied finance from the Macquarie University, Australia. He is also a Chartered Certified Accountant, Chartered Secretary and a member of the Hong Kong Securities Institute.

Ms SIN Mei Chun, Nadia, aged 46, is the general manager of human resources and public relations of the Group. She joined the Group in 1994 and is responsible for the human resources, public relations and administration functions of the Group. Ms Sin has over 23 years' experience in personnel and administration management. She holds a master degree of business administration from the Open University of Hong Kong and is a member of the Hong Kong Institute of Human Resource Management.

Mr FUNG Shea Wang, aged 43, is the senior information technology manager of the Group. He joined the Group in 2002 and is responsible for the information technology function of the Group. Mr Fung has over 20 years' experience in developing information technology solutions, implementation of information systems and software development. He holds a bachelor degree of commerce (management and marketing) from the Curtin University of Technology and a master degree of business administration from the Open University of Hong Kong. He is a full member of the Internet Professionals Association and a full member of the Hong Kong Computer Society. He is also a certified professional marketer of the Hong Kong Institute of Marketing, a certified information systems auditor and a certified information security manager.

Mr KONG Hok Yan, aged 30, is the senior divisional merchandising manager of international sales of the Group. He joined the Group in 1998 and is responsible for the development of new customer and new product, research of new manufacturing technology and the international market sales of the Group. Mr Kong has over 6 years' experience in production planning, marketing and sales of household products. Mr Kong holds a diploma of technology in financial management (corporate finance option) from the British Columbia Institute of Technology, Canada. He is a son of Mr Kong Yick Ming.

Ms YANG Shu Ying, aged 41, is the senior divisional merchandising manager of international sales of the Group. She joined the Group in 1992, left in 1995 and rejoined in 1996. Ms Yang is responsible for the international market sales of the Group. She has over 20 years' experience in marketing and sales of garment & sundry. Ms Yang graduated from Taiwan Ming Chuan Commercial Junior Women's College.

Ms TSANG Chiu Chi, Jinny, aged 32, is the senior operation manager of PRC sales of Nicole (China) Company Limited. She joined the Group in 2002 and is responsible for product development, marketing and sales functions in PRC market. Prior to joining the Group, Ms Tsang worked for a financial institution of Chinese-foreign joint venture banking corporation as senior global investment manager. She has over 6 years' experience in analysis of consumer behaviour & market and product sales. Ms Tsang holds a bachelor degree of science from the University of British Columbia of Vancouver, Canada.

Ms KONG Suk Ching, aged 26, is the merchandising manager of international sales of the Group. She joined the Group in 2000 and is responsible for the international market sales of the Group. Ms Kong holds a bachelor degree of arts from the Simon Fraser University, Canada. She is a daughter of Mr Kong Yick Ming.



TURNOVER DISTRIBUTION
BY GEOGRAPHICAL MARKET



☐	59%	North America
☐	17%	Mainland China
☐	12%	Hong Kong
■	7%	Europe
☐	5%	Others

TURNOVER DISTRIBUTION
BY PRODUCT



☐	57%	General houseware
☐	38%	Kitchen ware
■	3%	Bathroom accessories
☐	2%	Gift items and others


Beauty
Tool Box
Tackle Box


Dad
sister


day is my bi thday!
Don't forge y present

Chairman's Statement

Chairman's Statement



Dear Shareholders,

The year under review was a difficult one for companies in the manufacturing industry in general, as they confronted escalating raw-material costs but were hardly able to make timely corresponding adjustments in product prices. Profit margins that had been lean already, owing to ever-increasing overheads and fierce competition, were squeezed even further.

In 2003, despite the outbreak of Severe Acute Respiratory Syndrome ("SARS"), which greatly slowed down economic activity in the first half of the year, economy in Mainland China continued with its exponential growth that had taken place consecutively in the previous years, resulting in an increase of 9.1% in Gross Domestic Product. This vibrant economic development has immensely influenced the worldwide market in raw materials, especially in respect of those related to energy and infrastructure, pushing oil and steel prices to new heights.

With its inherent reliance on heavy consumption of raw materials, it was inevitable that Magician's performance could not help declining during the year under review. For the year ended 31st March, 2004, our profit attributable to shareholders decreased by 93%, from last year's HK$18.1 million to HK$1.3 million. A direct cause of this decrease was hikes in prices of two of our major raw materials – plastics and steel – by as much as 40%. The Group's turnover declined by 10%, from the HK$523.4 million recorded last year to HK$470.8 million, due mainly to the impact of SARS and the sluggish performance of the U.S. market. Basic earnings per share were HK0.15 cents (2003: HK2.09 cents).

The board of directors has resolved not to recommend any final dividend for the year ended 31st March, 2004.



EMPHASIS ON RESEARCH & DEVELOPMENT

In the midst of the above unfavorable external factors, however, the Group has made some notable achievements internally, which should benefit Magician over the long term.

In view of an increasingly competitive environment, and being conscious of the fact that now more than ever, the success of an enterprise depends not only on attractive product pricing but also on quality and service, we have begun gearing up our research and development capability several years ago. By employing revolutionary concepts and technology, our research team has created some very popular items such as the "Re-usable Disposable" storage box and many new and innovative non-stick bakeware items over the last few years. This year, our R&D staff have succeeded in developing a set of bakeware pieces compatible with both traditional and microwave ovens.

In recent years, microwave ovens have become increasingly popular in Mainland China, pushing our sales of microwavable kitchen products higher every year. Following this trend, we have initiated research on new products for microwaves, aiming to strengthen our leading position in the home-product supplier market. After lengthy intensive and meticulous studies in microwave technology, our R&D specialists have created a new series of microwavable metal bakeware products marketed under the brand name of "TurboBake".

Conventional microwave containers are normally made of plastics and mainly used for defrosting and re-heating food, scarcely ever for baking. Our "TurboBake" pan, however, though made of metal with a special non-stick coating that can withstand heat up to 220 degree Celsius, is safe for use as a cooking utensil within a microwave oven, in addition to being compatible with traditional domestic ovens. Its state-of-the-art design enables heat to be transmitted evenly to the food under preparation while greatly reduces cooking time. In particular, for baking cookies and pizza, a "TurboBake" pan takes much lesser time than its conventional counterparts.

Inasmuch as our "TurboBake" technology and technical design represent a breakthrough in microwave bakeware, patent applications are being made worldwide; and so far we have succeeded in achieving the same in

Mainland China, Germany and Spain. "TurboBake" pan was launched in France and Mainland China in the second quarter of 2004, and immediately received overwhelming positive responses. We have also received enthusiastic enquiries from distributors in North America, Europe, Australia and Japan. Since the selling price of "TurboBake" pan can be set at a rate higher than that of the average baking pan in the market, we believe this product will contribute positively to our profits in the coming years.

FOCUS ON BRAND BUILDING

Apart from R&D, building a strong brand name has always been one of our core strategies for long-term growth. Since in as early as 1994, we had been launching series of products under the "NICOLE design" brand, which was created specifically for customers in Mainland China. In recent years, with rising living standards and constant growth in a more wealthy middle class, especially in coastal areas and larger cities throughout the Mainland, there has been greater recognition of the value and reliability of famous brand names, which for many customers are considered as synonymous with good quality and social status. On the other hand, reports of the prevalence in Mainland China of poor quality products containing harmful ingredients have alerted the public to look for assurances in quality and integrity. Consumers are now more inclined in seeking out for reputable brand-name products.





During the year under review, after completing a feasibility study on concept stores in Mainland China, we opened a number of retail outlets, including a "Magic Home" stall and four concept-corner stalls for "NICOLE design" in a number of department stores in Shenzhen. They serve as pilot projects for the establishment of similar retail outlets in other cities in the PRC.

During the year under review, we also increased joint promotion activities with local partners in various retail outlets to boost brand awareness. This closer cooperation with distributors and retailers has not only given us a better understanding of specific characteristics of various markets, but will also help us in adjusting our product selection policy in some markets. With the invaluable insight that we have acquired into consumers tastes and preferences in general in those more prosperous coastal cities in Mainland China, there has been marked increases in the sale of our products, which stand out in the local markets on account of their sophisticated design, multi-functionality and above all, competitive prices.

BOOSTING FINANCIAL STRENGTH

Financially, there were marked improvements in Magician this year. We were able to secure a three-year loan of HK$100 million from the Bank of China, Shenzhen City Branch, Bao-an Sub-branch ("BOC SZ") on 27th September, 2003. On the other hand, we succeeded in obtaining trade facility of HK$35 million from Nedbank Limited on 24th September, 2003. As a result of these new financial arrangements, the Group on 6th November, 2003 prepaid all outstanding indebtedness of approximately HK$145.8 million under the debt restructuring deed ("DRD") completed on 10th November, 2000. Simultaneously, the Group also prepaid the entire outstanding amount of approximately HK$15.8 million under the Working Capital Line owed to ABN•AMRO Bank. This early repayment of debts due under the DRD also had the effect of redeeming Secured Convertible Bonds held in the hands of bank creditors.





The new loan from BOC SZ has helped Magician reduce its finance costs further. Given the current low-interest environment, the interest rate for the new loan is lower than that of the 4% coupon Secured Convertible Bonds comprised in the previous DRD. This new loan arrangement will lay a more secured financial platform for Magician's stable growth in the coming years.

APPRECIATION

As a result of our persistent efforts to improve our operations during the year under review and beyond, it is my firm belief that Magician will be better prepared in overcoming any unfavorable market conditions in future, and will also be in a stronger position in enhancing its profitability and business prospects.

I would also like to express my gratitude and pride in having an outstanding workforce at Magician whose dedication and support have helped the Group improve substantially over the past few years. We shall continue to work hard with the view to bringing better returns to our shareholders.

Kong Yick Ming
Chairman

Hong Kong
16th July, 2004





first

Which Colour Should I Choose?
second choice
pooh
Hello Kitty in the Kitchen



Management Discussion and Analysis

FINANCIAL HIGHLIGHTS

General Information

For the year ended 31st March, 2004, Magician recorded a turnover of HK$470.8 million, representing a drop of 10% compared to HK$523.4 million recorded last year. Operating profit dropped by 75% to HK$8.4 million from HK$33.2 million, while profit attributable to shareholders was HK$1.3 million, compared to HK$18.1 million last year. The Group's basic earnings per share was HK0.15 cents.

On 6th November, 2003, the Group prepaid the entire indebtedness outstanding under the DRD dated 10th November, 2000, by funds obtained through a loan from BOC SZ, the release of an existing working capital security deposit, and other internal resources of the Group.

No principal subsidiaries or associated companies were acquired or disposed of during the year. Investments held have not materially changed from those disclosed in last year's annual report.

Liquidity and Financial Resources

As at 31st March, 2004, the Group's net assets increased to HK$273.4 million, rendering net asset value per share at HK31.47 cents (2003: HK31.32 cents). The Group's total assets as at that date were valued at HK$601 million (2003: HK$622 million), including cash and bank deposits totaling approximately HK$29.1 million (2003: HK$59.9 million). Consolidated borrowings amounted to HK$197.4 million (2003: HK$224.8 million). Its debt-to-equity ratio has been further reduced, from 83% as at 31st March, 2003 to 72% as at 31st March, 2004.

Capital Structure

As at 31st March, 2004, the Group's major borrowings included a three-year bank loan, which had an outstanding balance of HK$92.5 million after paying a first installment of HK$7.5 million during the year under review, and short-term revolving bank loans totaling HK$65 million. These borrowings were









denominated in Hong Kong dollars and made on a floating-interest-rate basis. As a result of stable market interest rates and the early repayments of outstanding debts under the DRD, finance costs for the year under review were reduced. The Group is in a sound financial position, with sufficient credit facilities to support its operations both before and after the debt-prepayment exercise.

Charges on Group Assets

Certain assets of the Group having a carrying value of HK$245.3 million as at 31st March, 2004 (2003: HK$409.3 million) were pledged to secure banking facilities of the Group.

Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures on capital assets including, in particular, new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from trading profits that the Group will generate, coupled with its banking facilities and leasing arrangements.

Exposure on Foreign-Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, PRC Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and there has been minimal fluctuation in the Hong Kong dollar-to-Renminbi exchange rate, the Group had minor exposure to currency exchange risk.

Segment Information

Sales distribution by geographical area has not changed significantly. The Group's biggest market was still North America (59%), followed by Mainland China (17%), Hong Kong (12%), Europe (7%) and others (5%).

Contingent Liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in last year's annual report.

REVIEW OF OPERATIONS

International Sales

International sales for the year ended 31st March, 2004 were disappointing, dropping by 15% to HK$334.5 million from last year's HK$392.4 million. This decrease was largely due to the sluggish performance in the U.S. market and SARS. U.S. sales fell by 23%, from HK$313.7 million for the year ended 31st March, 2003 to HK$242.8 million for 2004. Amid uncertainties over future economic outlook, our U.S. customers have generally adopted a prudent attitude in order placement, so as to maintain a minimum inventory level. The same situation appeared in the Canadian market where sales dropped by 4% to HK$35 million from the HK$36.4 million generated last year.

Nevertheless, the sales performance of European market was encouraging, increasing by approximately 40% to reach HK$33.3 million, from HK$23.8 million recorded in the financial year ended 31st March, 2003. This improvement proves that our efforts to foster closer relationship with European customers have borne fruit, especially in the Netherlands and Germany where customer network expansion has been most encouraging. Turnover in other international markets also climbed, increasing by approximately 26% to HK$23.3 million, with notable more sales in Israel and South Africa.

Mainland China Sales

For the year ended 31st March, 2004, sales in Mainland China amounted to HK$81.2 million, representing a drop by 11% from last year's HK$91.6 million. This decrease was mainly attributable to the Group's stricter credit policy backed by a newly introduced and more sophisticated computerized control system, resulting in suspension of merchandise supply to customers who appeared to be financially unhealthy. In addition, increased cost of sales, coupled with competition from overseas newcomers, have adversely affected our profit margin.

During the year under review, Magician put great effort into brand building by opening a "Magic Home" concept stall and four "NICOLE design" concept-corner stalls in a number of department stores in Mainland China. The Group also participated in a number of major nation-wide home-product exhibitions and stepped up its advertising campaigns to achieve a wider reach in the country.

On the whole, we have adjusted our sales and distribution strategies during the year under review. To achieve better market coverage, the Group appointed locally based distributors to replace some of its PRC direct sales offices who were not performing as well as were expected, in particular those in Chang Chun and Chong Qing. The Group is now maintaining a total of 27 direct sales offices and four local distributors in Mainland China.

During the year under review, plastic goods such as containers, multi-compartment closets and shopping baskets were the most popular items in Mainland China.

Hong Kong sales

Hong Kong sales reported a remarkable 40% growth during the year under review, with turnover increasing from HK$39.4 million to HK$55.1 million. The growth was mainly due to increased sales to export agents. Among all the popular items, gravy server with oil strainer, water pitcher and cable organizer were the best selling items in Hong Kong.

PROSPECTS

It is believed that one of the greatest challenges that Magician faces is the problem brought about by ever-increasing cost of raw materials, which in turn is largely driven by huge consumption and continuous demand resulting from the country's bustling manufacturing industries. However, we expect this problematic situation to improve gradually, in view of austerity measures launched by the central government in an effort to cool down the nation's over-heated economy.

Furthermore, we believe several measures that the Group undertook during the year will help Magician to enhance its profit margin. At our R&D section, the Group's consistent push to create such original products as the "TurboBake" pan will positively affect our profit margin. With a selling price that can be set higher than normal baking pans in the market, the "TurboBake" pan will be a focal point of our marketing and sales campaigns in the coming years, contributing favorably to our profits. In terms of customer base, the Group has put greater efforts into developing better relationship with OEM and ODM customers who are willing to spend more on tailored-made products that fit their specific requirements. We believe these two favorable factors, coupled with our stringent cost-control measures, will not only help offset the negative impact of escalated cost of raw materials, but also bring about better returns for Magician in future.

As for the outlook of our major markets, we expect sales orders from the U.S. to rebound gradually since our customers there have reported revenue growth in recent months. In Europe, we expect our sales growth to continue, thanks to our persistent efforts over the past two years in building a stronger customer network. We believe the expansion of the European Union on 1st May, 2004 will help to boost economic exchanges and activities in a larger region and offer new opportunities for growth.

In Mainland China, we are optimistic that the economy will continue to grow healthily given the government's determination to put the nation's economic development on to the right track with a series of austerity measures. Therefore, we plan to establish more concept stalls to enhance both our corporate image and brand names. We will also gear up marketing and promotion activities in various retail outlets by cooperating with local distributors and retailers.

Hong Kong's economy has rebounded since the second half of 2003, which gradually restored confidence of homeowners in more household expenditures. The surge in the sale of flats has formed a solid foundation for our stable growth in the housewares market.

Looking ahead, we believe that with the Group's consistent efforts with a view to enhancing profit margin and reducing financial burden, Magician is well equipped to meet with market challenges and create better results.


pooh
Hello Kitty
in the Kitchen
Minnie & Mickey
pooh

The issue of corporate governance is all the more important to investors nowadays as it has become a key barometer for measuring a listed company's management quality and investment value. Magician has always maintained the highest ethical standards and always strives to ensure that business is conducted in the best interests of its shareholders and investors.

AUDIT COMMITTEE

An Audit Committee was established in Magician in August 2000. The current committee comprises two independent non-executive directors, Mr. Tsui Sing Kee, Rawdon and Mr. Tam Chi Kwan, Michael, and one non-executive director, Mr. Keung Sau Tim. The Audit Committee met two times during the financial year under review to consider the nature and scope of audit reviews and financial reporting matters (including interim and annual financial statements).

MANAGEMENT MEETING

The Group has always placed stress upon the importance of internal communication. Thus, senior management meetings led by the Chairman were held on a regular basis to report on business and operational progress, as well as financial matters. The Group has also taken into account feedback from customers both overseas and in Mainland China with a view to improving service and enhancing product development.

There were also working group meetings and information-sharing sessions held among members of relevant working groups, which not only strengthened the Group's internal communication network, but also helped to create clear and effective ideas, in better defining and implementing Magician's strategies.

CODE OF BEST PRACTICE

Throughout the year ended 31st March, 2004, the Company has duly complied with the Code of Best Practice as provided in Appendix 14 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, save for the fact that the independent non-executive directors of the Company are not appointed for specific terms. The term of office of each independent non-executive director is determined by provisions for mandatory retirement by rotation, in accordance with the Company's Bye-Laws.



As a quality home-product manufacturer and supplier, Magician believes that human capital is its biggest asset. Only with the professionalism and commitment of our staff, is the Group able to provide customers with service of the best quality. Therefore, we pay special attention to the development of our employees. Supported by a strong human-resources staff, the Group strives to optimize organizational performance, laying a solid foundation for further growth.

STAFF DEVELOPMENT

As at 31st March, 2004, the Group employed a staff totaling 4,525 persons in its various offices and factories in Hong Kong and Mainland China. Management-skills workshops, practical seminars to share knowledge, on-the-job training and safety-training programs are continually provided to its employees at different levels, helping them to develop the necessary skills for their jobs as well as educating them generally to meet unexpected contingencies.

REMUNERATION AND INCENTIVE SCHEMES

Magician provides its staff with competitive remuneration packages that are commensurate with individual responsibilities, qualifications, experience and performance. In doing so, the Group believes that it can maintain the most productive and beneficial environment for employees.

To enhance staff performance and create value, the Group has in place a staff-incentive scheme, which consists of granting share options and annual bonuses linked to performance and achievement.




Here is my new kitchen and Household item
Magicianproduct

Directors' Report

The directors submit their report together with the audited financial statements of Magician Industries (Holdings) Limited (hereinafter as the "Company") and its subsidiaries (together with the Company hereinafter as the "Group") for the year ended 31st March, 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiaries are the manufacturing and trading of household products.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 32.

The directors do not recommend the payment of a dividend.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 23 to the financial statements.

FIXED ASSETS

Details of the movement in fixed assets of the Group are set out in note 12 to the financial statements.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31st March, 2004 are set out in note 13 to the financial statements.

ASSOCIATE

Particulars of the Group's associate as at 31st March, 2004 are set out in note 14 to the financial statements.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 21 to the financial statements.

DISTRIBUTABLE RESERVES

As at 31st March, 2004, the Company had no retained profits available for cash distribution and/or distribution in specie. Under the Companies Act 1981 of Bermuda (as amended), the Company's contributed surplus of approximately HK$158,398,000 (2003: HK$158,398,000) is available for distribution, subject to certain conditions as described in note 23 to the financial statements. The Company's share premium account of HK$282,049,000 (2003: HK$282,049,000) as at 31st March, 2004 may be distributed in the form of fully paid bonus shares.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws and there was no restriction against such rights under the laws of Bermuda.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 62.

SHARE OPTIONS

Details of share options of the Company are set out in note 22 to the financial statements.

DIRECTORS

The directors during the year were:

Executive directors:

Kong Yick Ming *(Chairman)*
Ku Ling Yu, John

Non-executive directors:

Wong Kwong Chi
Keung Sau Tim

Independent non-executive directors:

Tsui Sing Kee, Rawdon
Cheung Sun Lung
Ng Wai Lung *(resigned on 8th December, 2003)*
Tam Chi Kwan, Michael
(appointed on 12th December, 2003)

Based on the terms defined in the Company's Bye-Laws, all directors, except Chairman, are subject to retirement by rotation and offer themselves for re-election. In accordance with the provisions of the Company's Bye-Laws, Mr. Wong Kwong Chi and Mr. Keung Sau Tim, retire from the board at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. Mr. Tam Chi Kwan, Michael, being a new director appointed by the board on 12th December, 2003, will also retire at the forthcoming annual general meeting in accordance with the Company's Bye-Laws and, being eligible, offers himself for re-election.

The Company received confirmation of independence in respect of the year ended 31st March, 2004 from each of the independent non-executive directors pursuant to rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). Up to and as at the date of the report, the Company still considers the independent non-executive directors to be independent.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID EMPLOYEES

Details of the directors' emoluments and of the five highest paid individuals of the Group are set out in notes 7 and 8 to the financial statements, respectively.

DIRECTORS' SERVICE CONTRACTS

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding company, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.







DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31st March, 2004, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Listing Rules were as follows:

Name of director	Nature of interests	Number of issued ordinary shares of HK$0.10 each in the Company
Mr Kong Yick Ming *(Note)*	Corporate	286,984,000

Note: Mr Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr Kong Yick Ming.

Save as disclosed herein, as at 31st March, 2004, none of the directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code.

SHARE OPTION SCHEME

The company adopted a share option scheme (the "Scheme") on 8th August, 2002 and the particulars of the Scheme are as follows:

Purpose of the Scheme:
To enable the Company to grant options to the participant who accepts the offer of the grant of the options as incentives and/or rewards for their contributions made to the Group

Participants:
Full-time employees and directors (including executive, non-executive and independent non-executive directors) of any member of the Group

Total number of ordinary shares available for issue and the percentage of the issued share capital that it represents as at the date of the annual report:
86,873,344 ordinary shares ("Shares") (10% of the issued share capital)

Maximum entitlement of each participant:
Shall not exceed 1% of the aggregate number of ordinary shares issued and issuable under the Scheme

Period within which the securities must be taken up as an option:
No option will be exercisable later than 10 years after its date of grant

Minimum holding period before an option can be exercised:
Will be defined by directors based on grantee's seniority and other relevant factors

Period within which payments or loans must be made or repaid:
Not applicable

Basis of determining the exercise price:
Determined by the board of directors and shall be:

(1) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on the date of offer; and
(2) the average of closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for

the five business days immediately preceding the date of offer,

whichever is higher provided that it shall not be lower than the nominal value of the Shares

The remaining life of the Scheme:
The Scheme remains in force until 8th August, 2012

No share options had been granted under the Scheme up to 31st March, 2004 and there were no other options outstanding at the beginning or at the end of the year.

Saved as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, their spouses or their children under the age of 18 have any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of the directors and chief executives, as at 31st March, 2004, the register of substantial shareholders maintained under Section 336 of Part XV of the SFO showed that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital

Name	Number of issued ordinary shares held	Percentage of total issued ordinary shares
Concept Developments Limited	286,984,000	33.0%
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Primewell Investment Limited *(Note 1)*	117,491,777	13.5%
Silvermark International Limited *(Note 2)*	55,657,926	6.4%

Note 1: Ms Chan Ying Gi, Dorice is deemed to have a beneficial interest in 117,491,777 ordinary shares of the Company through Primewell Investment Limited, the entire issued share capital of which is beneficially owned by Ms Chan Ying Gi, Dorice. Included her personal interest of 32,703,421 ordinary shares, she is deemed to have a total of 150,195,198 ordinary shares of the Company.

Note 2: Ms Zhou Hui Lian is deemed to have a beneficial interest in 55,657,926 ordinary shares of the Company through Silvermark International Limited, the entire issued share capital of which is beneficially owned by Ms Zhou Hui Lian.

Save as disclosed above, as at 31st March, 2004, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR SUPPLIERS AND CUSTOMERS

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers were as follows:

Purchases

– the largest supplier	6.6%
– five largest suppliers	17.9%

Sales

– the largest customer	32%
– five largest customers	41.8%

None of the directors, their associate or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) had an interest in the major suppliers or customers noted above.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

RETIREMENT SCHEME

Particulars of retirement scheme of the Group are set out in note 27 to the financial statements.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules issued by the Stock Exchange throughout the year ended 31st March, 2004, except that the independent non-executive directors are not appointed for specific terms.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises two independent non-executive directors, namely Mr Tsui Sing Kee, Rawdon and Mr Tam Chi Kwan, Michael, and one non-executive director, namely Mr Keung Sau Tim. Two meetings were held during the current financial year.

SUFFICIENCY OF PUBLIC FLOAT

According to the information that is publicity available to the Company and within the knowledge of the directors, the Company maintained the sufficient public float at all times during the year.

AUDITORS

The financial statements for the financial years ended 31st March, 2001 and 31st March, 2002 were audited by Arthur Andersen & Co. The financial statements for the financial year ended 31st March, 2003 were audited by PricewaterhouseCoopers. The Company's former auditors resigned during the year and the Company appointed Moores Rowland Mazars to fill the casual vacancy.

The financial statements have been audited by Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*. A resolution for their reappointment as auditors for the ensuing year is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Kong Yick Ming
Chairman

Hong Kong, 16th July, 2004

Moores Rowland Mazars

摩斯倫・馬賽會計師事務所

To the members of
Magician Industries (Holdings) Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 32 to 61 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda (as amended) and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong
16th July, 2004


mri

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

A member firm of Mazars


M
MAZARS

Consolidated Income Statement

	Note	2004 HK$'000	2003 HK$'000
Turnover	3	470,812	523,399
Cost of sales		(353,843)	(368,258)
Gross profit		116,969	155,141
Other revenues	3	2,305	2,832
Selling and distribution expenses		(41,799)	(43,844)
Administrative and other operating expenses		(69,082)	(80,888)
Profit from operations		8,393	33,241
Finance costs	5	(6,971)	(7,069)
Share of loss of an associate		(233)	(320)
Profit from ordinary activities before taxation	6	1,189	25,852
Taxation	9	116	(7,738)
Profit attributable to shareholders	10	1,305	18,114
Earnings per share – Basic	11	HK0.15 cents	HK2.09 cents

	2004	2003
	HK$'000	HK$'000
Opening balance – Total equity	**272,078**	253,964
Profit for the year	**1,305**	18,114
Closing balance – Total equity	**273,383**	272,078

Consolidated Balance Sheet

	Note	2004 HK$'000	2003 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	12	**386,170**	368,337
Interest in an associate	14	**1,344**	1,166
Deferred tax assets	20	**285**	–
		387,799	369,503
Current assets			
Inventories	15	**82,527**	85,924
Trade and bills receivables	16	**92,965**	95,598
Prepayments, deposits and other receivables		**8,701**	11,008
Pledged deposits	28	**7,525**	40,923
Bank balances and cash		**21,517**	18,951
		213,235	252,404
Current liabilities			
Trade payables	17	**84,861**	61,844
Other payables and accruals		**35,656**	47,472
Short-term bank borrowings, secured		**91,531**	66,995
Current portion of long-term bank borrowings	18	**15,000**	22,000
Current portion of obligations under finance leases	19	**6,478**	4,501
Provision for taxation		**9,707**	12,737
		243,233	215,549
Net current (liabilities) assets		**(29,998)**	36,855
Total assets less current liabilities		**357,801**	406,358
Non-current liabilities			
Long-term payable		–	2,836
Long-term bank borrowings	18	**77,500**	43,641
Obligations under finance leases	19	**6,918**	549
Convertible bonds		–	87,127
Deferred tax liabilities	20	–	127
		84,418	134,280
NET ASSETS		**273,383**	272,078
CAPITAL AND RESERVES			
Issued capital	21	**86,873**	86,873
Reserves	23	**186,510**	185,205
		273,383	272,078

Approved and authorised for issue by the board of directors on 16th July, 2004

Kong Yick Ming
Chairman

Ku Ling Yu, John
Director

	Note	2004 HK$'000	2003 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Interests in subsidiaries	13	**403,940**	383,121
Current assets			
Prepayments, deposits and other receivables		**984**	457
Due from subsidiaries	13	**17,225**	38,430
Pledged deposits		–	40,923
Bank balances and cash		**123**	172
		18,332	79,982
Current liabilities			
Other payables and accruals		**1,442**	2,748
Due to a subsidiary	13	**10,298**	14,612
Current portion of long-term bank borrowings	18	–	22,000
Current portion of obligations under finance leases	19	**3,686**	4,399
		15,426	43,759
Net current assets		**2,906**	36,223
Total assets less current liabilities		**406,846**	419,344
Non-current liabilities			
Due to subsidiaries	13	**150,984**	48,253
Long-term payable		–	2,836
Long-term bank borrowings	18	–	43,641
Obligations under finance leases	19	**812**	467
Convertible bonds		–	87,127
		151,796	182,324
NET ASSETS		**255,050**	237,020
CAPITAL AND RESERVES			
Issued capital	21	**86,873**	86,873
Reserves	23	**168,177**	150,147
		255,050	237,020

Approved and authorised for issue by the board of directors on 16th July, 2004

Kong Yick Ming
Chairman

Ku Ling Yu, John
Director

Consolidated Cash Flow Statement

	Note	**2004 HK$'000**	2003 HK$'000
OPERATING ACTIVITIES			
Cash generated from operations	24	**61,995**	58,833
Interest paid		**(5,335)**	(6,425)
Hong Kong profits tax paid		**(30)**	–
Tax reserve certificate		**(3,000)**	–
PRC enterprise income tax paid		**(297)**	(546)
Net cash generated from operating activities		**53,333**	51,862
INVESTING ACTIVITIES			
Decrease in pledged deposits		**33,398**	1,217
Purchase of plant and equipment		**(45,614)**	(30,016)
Proceeds on disposal of plant and equipment		**255**	429
Acquisition of a subsidiary	26	**(1,320)**	–
Interest received		**760**	1,191
Net cash used in investing activities		**(12,521)**	(27,179)
FINANCING ACTIVITIES			
New short-term bank borrowings		**65,000**	13,746
Repayment of short-term bank borrowings		**(40,464)**	(2,401)
New long-term bank borrowings		**100,000**	–
Repayment of long-term bank borrowings		**(73,141)**	(22,000)
Proceeds from sale and leaseback of plant and equipment results in finance leases		**11,745**	–
Repayment of obligation under finance leases		**(9,787)**	(8,178)
Interest paid on obligation under finance leases		**(1,636)**	(644)
Repayment of long-term payable		**(2,836)**	–
Redemption of convertible bonds		**(87,127)**	–
Net cash used in financing activities		**(38,246)**	(19,477)
Net increase in cash and cash equivalents		**2,566**	5,206
Cash and cash equivalents at beginning of year		**18,951**	13,745
Cash and cash equivalents at end of year, represented by bank balances and cash		**21,517**	18,951

1. GENERAL

Magician Industries (Holdings) Limited ("the Company") is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

At the balance sheet date, the current liabilities of the Group, which included a short-term secured bank loan of HK$50,000,000 falling due on 20th May, 2004, exceeded its current assets by approximately HK$29,998,000. Management has taken steps to improve the Group's financial position, including obtaining continuing support from its bankers. Subsequent to the balance sheet date, management has successfully obtained a renewal of the abovementioned short-term bank loan.

In the opinion of the directors, the Group will have sufficient liquid funds to finance its operations and, accordingly, consider that it is appropriate to prepare the financial statements on a going concern basis.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries ("the Group") made up to 31st March, 2004.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

All transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is an enterprise, in which the Company, directly or indirectly, holds more than half of the voting power or issued share capital, or controls the composition of the board of directors or equivalent governing body. Investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis.

Associates

An associate is an enterprise, in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The consolidated income statement includes the Group's share of the results of the associates for the year, and the consolidated balance sheet includes the Group's share of net assets of the associates.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statements. Improvement are capitalised and depreciated over their expected useful lives.

Construction-in-progress is stated at cost less accumulated impairment losses. Cost includes all construction expenditure and other direct costs, including interest costs, attributable to such projects. Costs on completed construction works are transferred to the appropriate asset category. No depreciation is provided in respect of construction-in-progress until it is completed and ready for their intended use.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold land	Over the unexpired term of lease
Buildings	2% or the terms of the leases, if shorter
Leasehold improvements	14.3% – 20%
Plant and machinery	20%
Furniture, fixtures, office and computer equipment	20%
Motor vehicles	20% – 25%
Moulds	20%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties with an unexpired lease term of over 20 years are not depreciated and are stated at their open market values on the basis of professional valuations. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the income statement.

Upon the disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations will be credited to the income statement.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase, direct labour and an appropriate proportion of all production overhead expenditure in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably, and on the following bases:

Sale of goods is recognised on transfer of risks and rewards of ownership, which generally coincides with the time when goods are delivered and title has passed.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Rental income is recognised in the period in which the properties are let out and on a straight-line basis over the lease terms.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rental payable under operating leases are recognised as an expense on the straight-line basis over the lease terms.

Impairment loss

At each balance sheet date, the Group reviews internal and external sources of information to determine whether the carrying amounts of its tangible assets and investment in subsidiaries and associates have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use, in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Impairment loss (Continued)

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

Taxation

In the current year, the Group has adopted the revised SSAP 12 "Income Taxes". In accordance with the revised SSAP 12, the charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the liability method, on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The deferred tax liabilities or assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or liability is settled, based on the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, tax losses and credits can be utilised.

In prior years, deferred taxation was accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability was expected to be payable in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

The adoption of revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively but has no material effects on these financial statements. The comparatives have been restated to conform to the changed policy.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the balance sheet of overseas subsidiaries denominated in currencies other than Hong Kong dollars is translated at the approximate rates of exchange ruling at the balance sheet date while the income statement is translated at average rates for the year. All exchange differences arising on consolidation are dealt with in the translation reserve.

Cash equivalents

For the purpose of consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, net of bank overdrafts.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Contributions to defined contribution plans

The Group operates a defined contribution plan for the Hong Kong employees based on local laws and regulations. The plan covers all eligible employees. The Group's contributions to the defined contribution plan are expensed as incurred.

Pursuant to the law and regulations of Mainland China, contributions to the defined contribution retirement schemes for the Group's local staff are made to the relevant government authorities in Mainland China, which are calculated based on certain percentages of the applicable payroll costs as stipulated under the requirements in Mainland China. These contributions are expensed as incurred.

3. TURNOVER AND REVENUES

The Company is an investment holding company. Its subsidiaries are principally engaged in manufacturing and trading of household products.

Turnover and revenues recognised by category are analysed as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Turnover		
Sale of goods	**470,812**	523,399
Other revenues		
Rental income	**439**	444
Interest income	**760**	1,191
Others	**1,106**	1,197
	2,305	2,832
Revenues	**473,117**	526,231

4. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments are its primary reporting format and no business segment information is presented as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

An analysis of the Group's turnover and results for the year by location of customers is as follows:

	Turnover		Segment results	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
United States of America	**242,825**	313,742	**30,911**	63,056
Canada	**35,061**	36,380	**3,508**	5,354
Hong Kong	**55,137**	39,432	**13,347**	9,676
Mainland China	**81,170**	91,558	**(8,373)**	763
Europe	**33,326**	23,817	**3,764**	3,323
Others	**23,293**	18,470	**3,170**	3,780
	470,812	523,399	**46,327**	85,952
Unallocated corporate expenses			**(37,934)**	(52,711)
Profit from operations			**8,393**	33,241
Finance costs			**(6,971)**	(7,069)
Share of loss of an associate			**(233)**	(320)
Taxation			**116**	(7,738)
Profit attributable to shareholders			**1,305**	18,114

No analysis of the segment assets, liabilities and capital expenditure information by geographical location is presented as over 90% of the Group's assets are located in Mainland China.

5. FINANCE COSTS

	Group 2004 HK$'000	Group 2003 HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	**3,958**	4,140
Convertible bonds	**1,377**	2,285
Obligations under finance leases	**1,636**	644
	6,971	7,069

6. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

	Group 2004 HK$'000	Group 2003 HK$'000
This is stated after charging (crediting):		
Auditors' remuneration	**590**	800
Deficit on revaluation of investment properties	–	2,014
Depreciation	**35,049**	37,619
Loss on disposal of plant and equipment	**765**	1,824
Operating lease rentals of land and buildings	**6,526**	6,121
Provision for (Write-back of) bad and doubtful debts	**258**	(427)
Provision for (Write-back of) inventory obsolescence	**2,024**	(7,403)
Staff costs (excluding directors' emoluments):		
Wages and salaries	**67,297**	72,830
Termination benefits	**919**	2,586
Contributions to retirement schemes	**1,170**	4,318
	69,386	79,734
Rental income, net of outgoings	**(439)**	(444)
Write-back of provision for impairment in value of an associate	**(464)**	(294)

7. DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to the Rules Governing the Listing of Securities on the Stock Exchange issued by the Stock Exchange and Section 161 of the Hong Kong Companies Ordinance is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Fees:		
Non-executive directors	**140**	140
Independent non-executive directors	**577**	580
	717	720
Other emoluments:		
Executive directors:		
Salaries, other emoluments and other benefits in kind	**3,250**	2,950
Contributions to pension scheme	**24**	24
	3,274	2,974
	3,991	3,694

The emoluments of the directors analysed by the number of directors and emolument ranges are as follows:

	Group Number of directors	
	2004	2003
Nil to HK$1,000,000	**5**	6
HK$1,000,001 to HK$1,500,000	**1**	2
HK$1,500,001 to HK$2,000,000	**1**	–
	7	8

There were no arrangements under which a director waived or agreed to waive any remuneration during the year.

8. FIVE HIGHEST PAID INDIVIDUALS' EMOLUMENTS

Of the five highest paid individuals in the Group, two (2003: two) are directors of the Company whose emoluments are included in note 7 above. The emoluments payable to the remaining three (2003: three) highest paid individuals are as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Salaries and other benefits	**3,583**	2,895
Contributions to pension scheme	**32**	24
	3,615	2,919

The emoluments fell with in the following bands:

	Group Number of individuals	
	2004	2003
Nil to HK$1,000,000	**2**	2
HK$1,000,001 to HK$1,500,000	**–**	1
HK$1,500,001 to HK$2,000,000	**1**	–
	3	3

9. TAXATION

Company and subsidiaries:	Group	
	2004	2003
	HK$'000	HK$'000
Current tax		
Hong Kong profits tax:		
Current year provision	**–**	9,620
PRC enterprise income tax:		
Current year provision	**297**	546
Deferred taxation		
Reversal of temporary difference	**(413)**	(2,428)
Tax (income) expense for the year	**(116)**	7,738

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 16%) on the estimated assessable profit for the year.

In previous year, the Hong Kong Inland Revenue Department had issued notices of assessments or additional assessments to a number of the companies within the Group and challenged certain intercompany charges and profit allocations within the Group for Hong Kong profits tax purposes. The Group has filed objections to these assessments. Depending on the outcome of the final assessments, the Group may be subject to additional tax. In this connection, management believes that the Group has made adequate provision for the potential additional tax liabilities.

PRC enterprise income tax has been provided at 15% on the estimated assessable profits generated by the PRC subsidiary. The PRC subsidiary was exempted from PRC state income tax and local income tax for two years starting from its first profit-making year of operation and after offsetting prior year losses, followed by a 50% relief for the following three years.

. TAXATION (Continued)

Reconciliation of tax (income) expense

	Group	
	2004	2003
	HK$'000	HK$'000
Profit from ordinary activities before tax	**1,189**	25,852
Income tax at applicable tax rate of 17.5% (2003: 16%)	**208**	4,136
Non-deductible expenses	**1,353**	628
Unrecognised tax losses	**–**	(236)
Utilisation of previously unrecognised tax losses	**(661)**	(952)
Unrecognised temporary differences	**(1,232)**	(1,419)
Recognition of previously unrecognised temporary differences	**–**	(2,191)
Others	**216**	545
Underprovision in prior year	**–**	7,227
Tax (income) expense for the year	**(116)**	7,738

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the Group's profit for the year of HK$1,305,000 (2003:HK$18,114,000), a profit of HK$18,030,000 (2003: HK$413,000) has been dealt with in the financial statements of the Company.

11. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders for the year of HK$1,305,000 (2003: HK$18,114,000), and the weighted average number of 868,733,440 (2003: 868,733,440) ordinary shares in issue during the year.

The diluted earnings per share for both years has not been presented as the conversion price of the Company's outstanding convertible bonds was higher than the average market price of the Company's shares.

12. FIXED ASSETS

Group	Investment properties	Leasehold land and buildings	Leasehold improvements	Plant and machinery	Furniture, fixtures, office and computer equipment	Motor vehicles	Moulds	Construction-in-progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation									
At beginning of year	1,600	328,501	22,940	106,420	32,222	12,980	144,411	259	649,333
Acquisition of a subsidiary	–	–	–	1,900	–	–	–	–	1,900
Additions	–	176	257	3,835	1,188	697	28,139	17,710	52,002
Disposals	–	–	(52)	(1,434)	(267)	(1,881)	(1,286)	–	(4,920)
Transfer from construction-in-progress	–	1,495	795	2,994	–	–	–	(5,284)	–
At balance sheet date	**1,600**	**330,172**	**23,940**	**113,715**	**33,143**	**11,796**	**171,264**	**12,685**	**698,315**
Accumulated depreciation									
At beginning of year	–	35,100	16,129	83,681	26,315	12,013	107,758	–	280,996
Charge for the year	–	6,818	2,959	6,892	2,444	498	15,438	–	35,049
Disposals	–	–	(40)	(959)	(247)	(1,861)	(793)	–	(3,900)
At balance sheet date	**–**	**41,918**	**19,048**	**89,614**	**28,512**	**10,650**	**122,403**	**–**	**312,145**
Net book value									
At balance sheet date	**1,600**	**288,254**	**4,892**	**24,101**	**4,631**	**1,146**	**48,861**	**12,685**	**386,170**
At beginning of year	1,600	293,401	6,811	22,739	5,907	967	36,653	259	368,337

The analysis of the cost or valuation at balance sheet date of the above assets is as follows:

	Investment properties	Leasehold land and buildings	Leasehold improvements	Plant and machinery	Furniture, fixtures, office and computer equipment	Motor vehicles	Moulds	Construction-in-progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At cost	–	330,172	23,940	113,715	33,143	11,796	171,264	12,685	696,715
At valuation	1,600	–	–	–	–	–	–	–	1,600
At balance sheet date	**1,600**	**330,172**	**23,940**	**113,715**	**33,143**	**11,796**	**171,264**	**12,685**	**698,315**

2. FIXED ASSETS (Continued)

Investment properties were revalued at 28th February, 2003 on the basis of their open market value by C S Surveyors Limited, an independent qualified valuer. Directors of the Company consider that the market value of the investment properties as at the balance sheet date does not materially different from their carrying value.

The net book value of investment properties and leasehold land and buildings held by the Group at the balance sheet date comprised:

	Group	
	2004	2003
	HK$'000	HK$'000
Medium-term leases:		
Hong Kong	**26,040**	26,548
Mainland China	**263,814**	268,453
	289,854	295,001

The Group's construction-in-progress is situated in Mainland China under medium-term leases.

The net book value of the Group's fixed assets includes an amount of HK$18,039,000 (2003: HK$8,037,000) in respect of assets held under finance leases.

13. INTERESTS IN SUBSIDIARIES AND DUE FROM (TO) SUBSIDIARIES

	Company 2004 HK$'000	Company 2003 HK$'000
Non-current		
Interests in subsidiaries		
Unlisted shares, at cost	158,598	158,598
Less: Provision for impairment in value	(157,877)	(157,877)
	721	721
Due from subsidiaries	521,250	518,436
Provision for doubtful debts	(118,031)	(136,036)
	403,219	382,400
	403,940	383,121
Due to subsidiaries	(150,984)	(48,253)
Current		
Due from subsidiaries	17,225	38,430
Due to a subsidiary	(10,298)	(14,612)

Details of the Company's principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity interest attributable to the Company Directly	Indirectly	Principal activities
Magician Investments (BVI) Limited	British Virgin Islands	US$6 ordinary	100%	–	Investment holding
Treasure Trend Development Limited	British Virgin Islands	US$1 ordinary	100%	–	Investment holding
Diyon Development Limited	Hong Kong	HK$3 ordinary	–	100%	Purchasing of paper, plastic and metal materials and products

13. INTERESTS IN SUBSIDIARIES AND DUE FROM (TO) SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity interest attributable to the Company		Principal activities
			Directly	Indirectly	
Magicgrand Development Limited	British Virgin Islands	US$1 ordinary	–	100%	Manufacturing and trading of plastic and metal products
Magician Industrial Company Limited	Hong Kong	HK$5 ordinary	–	100%	Marketing and trading of plastic and metal products
Jinda Plastic Metal Products (Shenzhen) Co., Ltd.	Mainland China	HK$180,000,000 registered capital	–	100%	Manufacturing and trading of plastic and metal products
More Concept Limited	Hong Kong	HK$3 ordinary	–	100%	Marketing and trading of plastic and metal products
Nicole (China) Company Limited	Hong Kong	HK$2 ordinary	–	100%	Marketing and trading of plastic and metal products
Grandmate Industrial Company Limited	Hong Kong	HK$251,000 ordinary	–	100%	Marketing and trading of plastic and metal products
Hopeward Holdings Limited	British Virgin Islands	US$1 ordinary	–	100%	Property holding
Falton Investment Limited	Hong Kong	HK$2 ordinary	–	100%	Property holding

All of the above subsidiaries operate principally in Hong Kong except for Magicgrand Development Limited and Jinda Plastic Metal Products (Shenzhen) Co., Ltd. which operate principally in Mainland China.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

The balances with subsidiaries are unsecured, interest-free and have no fixed terms of repayments, except for the amounts due from/to subsidiaries arising from general working capital transactions, which are classified as current assets and current liabilities.

14. INTEREST IN AN ASSOCIATE

	Group	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**873**	1,106
Due from an associate	**471**	524
	1,344	1,630
Less: Provision for impairment in value	**–**	(464)
	1,344	1,166

The amount due from the associate is unsecured, interest-bearing at 4% per annum and has no fixed repayment terms.

The Group holds 40% of the issued share capital of Techable Industrial Limited, a company that is incorporated in Hong Kong and engaged in the manufacturing and trading of metal products in Hong Kong.

15. INVENTORIES

	Group	
	2004	2003
	HK$'000	HK$'000
Raw materials	**23,621**	27,774
Work-in-progress	**21,283**	17,824
Finished goods	**37,623**	40,326
	82,527	85,924

The amount of inventories, included in above and excluding those fully provided for with nil carrying value, carried at net realisable value is HK$5,240,000 (2003: HK$2,766,000).

16. TRADE AND BILLS RECEIVABLES

The Group in general allows a credit period of 30 to 60 days to its trade customers. An ageing analysis of the Group's trade and bills receivables (net of provision for bad and doubtful debts) is set out below:

	Group	
	2004	2003
	HK$'000	HK$'000
Less than 1 month	**39,565**	40,497
1 month to 2 months	**23,096**	25,134
2 months to 3 months	**9,546**	14,950
3 months to 6 months	**15,787**	12,081
6 months to 1 year	**4,971**	2,936
	92,965	95,598

17. TRADE PAYABLES

An ageing analysis of trade payables is set out below:

	Group	
	2004	2003
	HK$'000	HK$'000
Less than 3 months	**50,212**	52,678
3 months to 6 months	**22,084**	7,396
6 months to 1 year	**12,005**	793
More than 1 year	**560**	977
	84,861	61,844

18. BANK BORROWINGS

The long-term bank borrowings are repayable within a period as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**15,000**	22,000	–	22,000
After one year but within two years	**15,000**	22,000	–	22,000
After two years but within five years	**62,500**	21,641	–	21,641
	77,500	43,641	–	43,641
	92,500	65,641	–	65,641

In November 2000, the Group entered into a Debt Restructuring Deed (the "DRD") with eighteen bankers (the "Bank Group") of the Group to restructure the outstanding bank indebtedness of the Group.

As a result of the debt restructuring, (i) a debt compromise arrangement was made to settle a certain amount of the debt; (ii) a significant portion of the outstanding debts of the Group was dealt with through the issuance of convertible bonds; and (iii) the balance of approximately HK$110 million was dealt with through a long-term loan with interest at the 3-month Hong Kong Inter-bank Offer Rate plus 1% per annum. The principal of the long-term loan is repayable every six months at HK$11 million with the final payment on 17th December, 2005.

On 4th November, 2003, the Group entered into a deed (the "2003 Deed") pursuant to which the Group would prepaid (i) the principal amount outstanding under the convertible bonds (which was included in non-current liabilities in the 2003 financial statements); (ii) the principal amount outstanding under the term loan together with accrued interest up to 6th November, 2003 (the "Discharge Date"); (iii) the success fee of HK$2,836,000 (which was included in non-current liabilities in the 2003 financial statements), and (iv) all related costs and expenses payable by the Company pursuant to the DRD.

On 6th November, 2003, the Group repaid the entire amount as mentioned in the 2003 Deed. Accordingly, the obligations of the Group under the DRD was discharged and the security provided to Bank Group under the DRD was released.

Repayment under the 2003 Deed was partially financed by borrowings from a bank in Mainland China amounting to HK$100 million (the "PRC Bank Loan"). The PRC Bank Loan bears interest at the 6-month HIBOR plus 150 points per annum and is repayable by every six months at HK$7.5 million up to September 2006, with the final payment of HK$55 million to be due for settlement on 20th September, 2006. The first repayment of HK$7.5 million had been duly settled in March 2004. The Company has provided corporate guarantee to the bank in respect of the PRC Bank Loan.

19. OBLIGATIONS UNDER FINANCE LEASES

Minimum lease payments

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**7,558**	4,726	**3,869**	4,612
In the second to fifth years inclusive	**7,609**	556	**831**	471
	15,167	5,282	**4,700**	5,083
Future finance charges	**(1,771)**	(232)	**(202)**	(217)
Present value of lease obligations	**13,396**	5,050	**4,498**	4,866

Present value of minimum lease payments

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**6,478**	4,501	**3,686**	4,399
In the second to fifth years inclusive	**6,918**	549	**812**	467
	13,396	5,050	**4,498**	4,866

The lease terms are ranged from two to four years. All lease agreements are on a fixed repayment basis and no arrangements for contingent rental payments.

20. DEFERRED TAXATION

At the balance sheet date, the Group has recognised deferred tax assets of HK$285,000 (2003: deferred tax liabilities of HK$127,000) in respect of the accelerated depreciation allowances.

Deferred tax assets have not been recognised in respect of the tax losses of approximately HK$29,011,000 (2003: HK$27,047,000). The tax losses do not expire under the current tax legislation.

21. ISSUED CAPITAL

	Company	
	2004	2003
	HK$'000	HK$'000
Authorised:		
4,000,000,000 (2003: 4,000,000,000) ordinary shares of HK$0.10 each	**400,000**	400,000
Issued and fully paid:		
868,733,440 (2003: 868,733,440) ordinary shares of HK$0.10 each	**86,873**	86,873

22. SHARE OPTION SCHEME

On 8th August, 2002, a share option scheme was approved by the shareholders of the Company, under which the directors of the Company may, at their discretion, invite any full-time employee or directors of the Company or its subsidiaries to take up options at a nominal consideration of HK$1 for each option allotment to subscribe for ordinary shares in the Company, subject to a maximum of 10% of the nominal value of the issued share capital of the Company from time to time. Each option is entitled to subscribe for one ordinary share of the Company and the subscription price is determined by the board of directors and shall be:

(1) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets on the date of offer; and

(2) the average of closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer,

whichever is higher provided that it shall not be lower than the nominal value of the Company's shares. Options are exercisable in stages as determined by the board of directors from time to time at the date of grant.

No share options have ever been granted by the Company under the share option scheme since adoption.

23. RESERVES

Group	Share premium HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st April, 2002	282,049	1,265	139	51	(116,413)	167,091
Net profit for the year	–	–	–	–	18,114	18,114
At 31st March, 2003	282,049	1,265	139	51	(98,299)	185,205
The Company and subsidiaries	282,049	1,265	139	51	(99,040)	184,464
An associate	–	–	–	–	741	741
At 31st March, 2003	282,049	1,265	139	51	(98,299)	185,205
At 1st April, 2003	**282,049**	**1,265**	**139**	**51**	**(98,299)**	**185,205**
Net profit for the year	**–**	**–**	**–**	**–**	**1,305**	**1,305**
At 31st March, 2004	**282,049**	**1,265**	**139**	**51**	**(96,994)**	**186,510**
The Company and subsidiaries	**282,049**	**1,265**	**139**	**51**	**(97,502)**	**186,002**
An associate	**–**	**–**	**–**	**–**	**508**	**508**
At 31st March, 2004	**282,049**	**1,265**	**139**	**51**	**(96,994)**	**186,510**

Company	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st April, 2002	282,049	1,265	158,398	(291,978)	149,734
Net profit for the year	–	–	–	413	413
At 31st March, 2003	282,049	1,265	158,398	(291,565)	150,147
Net profit for the year	–	–	–	18,030	18,030
At 31st March, 2004	**282,049**	**1,265**	**158,398**	**(273,535)**	**168,177**

The laws and regulations of Mainland China require wholly foreign-owned enterprises in Mainland China ("WFOE") to provide for certain statutory reserves namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the statutory accounts.

23. RESERVES (Continued)

The Group's subsidiary in Mainland China, which is a WFOE, is required to allocate at least 10% of its after-tax profit to the general reserve until the reserve has reached 50% of its registered capital. The general reserve can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff welfare and bonus fund can only be used for the welfare of the employees of the subsidiary in Mainland China. Appropriation to the enterprise expansion fund and staff welfare and bonus fund is at the discretion of the board of directors of the subsidiary in Mainland China.

The contributed surplus of the Group represents the difference between the nominal value of the aggregate share capital of the subsidiaries at the date on which they were acquired by the Group and the nominal value of the Company's shares issued as consideration for the acquisition as the date of the Group reorganisation in 1995.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution. However, the Company cannot declare or pay a dividend or make a distribution out of the contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

24. CASH GENERATED FROM OPERATIONS

	Group	
	2004	2003
	HK$'000	HK$'000
Profit from ordinary activities before taxation	**1,189**	25,852
Depreciation	**35,049**	37,619
Loss on disposal of plant and equipment	**765**	1,824
Deficit on revaluation of investment properties	**–**	2,014
Provision for (Write-back of) bad and doubtful debts	**258**	(427)
Provision for (Write-back of) inventory obsolescence	**2,024**	(7,403)
Write-back of provision for impairment in value of an associate	**(464)**	(294)
Interest income	**(760)**	(1,191)
Interest expense	**6,971**	7,069
Share of loss of an associate	**233**	320
Changes in working capital:		
Trade and bills receivables, prepayments, deposits and other receivables	**4,682**	(22,845)
Inventories	**1,373**	(25,885)
Due from an associate	**53**	294
Trade payables, other payables and accruals	**10,622**	41,886
Cash generated from operations	**61,995**	58,833

25. MAJOR NON-CASH TRANSACTION

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of approximately of HK$6,388,000 (2003: HK$9,178,000).

26. ACQUISITION OF A SUBSIDIARY

	Group	
	2004	2003
	HK$'000	HK$'000
Net assets acquired and total consideration:		
Plant and equipment	**1,900**	–
Satisfied by:		
Cash paid	**1,320**	–
Payable for acquisition of a subsidiary	**580**	–
Cash consideration	**1,900**	–

Analysis of outflow of cash and cash equivalents in respect of acquisition of a subsidiary:

	Group	
	2004	2003
	HK$'000	HK$'000
Cash paid	**(1,320)**	–

The subsidiary acquired during the year did not have significant contribution to the Group's turnover, results and cash flows for the year.

27. PENSION RETIREMENT OBLIGATIONS

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the "MPF Scheme"). The assets of the MPF Scheme are held separately in provident fund managed by independent trustee. Under the MPF Scheme, the Group and each of the employees make monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation. Both the employer's and the employees' contributions are subject to a cap of monthly earnings of HK$20,000.

The Group's subsidiary in Mainland China also participated in defined contribution retirement schemes covering its full-time Mainland China employees. The schemes are administered by the relevant government authorities undertake to assume the retirement benefit obligations of all existing and future retired employees of the Group's Mainland China subsidiary.

During the year, the amount of employer's contributions made by the Group to the defined contribution plans was approximately HK$1,170,000 (2003: HK$4,318,000).

28. PLEDGE OF ASSETS

At the balance sheet date, certain assets of the Group with the following carrying values were pledged to secure general banking facilities granted to the Group:

	Group	
	2004	2003
	HK$'000	HK$'000
Leasehold land and buildings	**236,224**	293,401
Investment properties	**1,600**	1,600
Other properties, plant and equipments	**–**	73,336
Bank deposits	**7,525**	40,923
	245,349	409,260

29. CONTINGENT LIABILITIES

At the balance sheet date, the Company had contingent liabilities not provided for in the financial statements in respect of guarantee of HK$135,000,000 (2003: HK$40,000,000) for banking facilities granted to subsidiaries, which were utilised by subsidiaries to the extent of approximately HK$119,031,000 (2003: HK$26,995,000).

30. COMMITMENTS

(a) Capital expenditure commitments

	Group	
	2004	2003
	HK$'000	HK$'000
Contracted but not provided for, net of deposits paid	**13,047**	6,730

(b) Commitments under operating leases

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within one year	**3,251**	3,491
In the second to fifth years inclusive	**1,156**	2,838
	4,407	6,329

GENERAL INFORMATION

The consolidated results and the assets and liabilities of the Group of the last five financial years, as extracted from the Group's published audited accounts and reclassified as appropriate, are set below:

	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover					
Continuing operations	**470,812**	523,399	434,749	404,490	494,525
Discontinued operations	**–**	–	–	–	87,741
	470,812	523,399	434,749	404,490	582,266
Profit (Loss) from operating activities					
Continuing operations	**1,422**	26,172	17,435	6,187	(118,781)
Discontinued operations	**–**	–	–	–	445
	1,422	26,172	17,435	6,187	(118,336)
Share of results of an associate	**(233)**	(320)	385	(330)	(230)
Profit (Loss) before tax	**1,189**	25,852	17,820	5,857	(118,566)
Taxation	**116**	(7,738)	(2,130)	(102)	(310)
Profit (Loss) before minority interests	**1,305**	18,114	15,690	5,755	(118,876)
Minority interests	**–**	–	–	(74)	340
Net profit (loss) from ordinary activities attributable to shareholders	**1,305**	18,114	15,690	5,681	(118,536)
Assets and liabilities					
Total assets	**601,034**	621,907	564,370	578,391	636,521
Total liabilities	**(327,651)**	(349,829)	(310,406)	(340,117)	(490,875)
Minority interest	**–**	–	–	–	74
Net assets	**273,383**	272,078	253,964	238,274	145,720

目 錄


東和超音波
東和超音波
DONG HO



通達工業（集團）有限公司（「本公司」）從事家居用品與同類精品的製造及分銷，種類多元化，產品超過六千款，銷售至全球四十多個國家，亦向世界各地批發商及零售商提供「原件生產」及「原件設計」服務。

通達工業總部設在香港，生產基地設於中國深圳，擁有先進器材及尖端技術，更於二零零三年一月獲ISO 9001:2000國際標準認證，足證其卓越的生產標準及管理水平。

此外，通達工業在中國大陸擁有完善的銷售網絡，包括二十七個直銷辦事處及四個地方分銷商，由中國南部的廣州伸展至北部的哈爾濱。

除了為世界知名的客戶提供「原件生產」及「原件設計」服務外，通達工業更成功開創及培育了自己的品牌，其中包括廣受歡迎的「櫻櫻」，暢銷全中國約五千個銷售網點。此外，通達工業又自設「Magic Home」專櫃及「櫻櫻」專櫃，以強化企業及品牌形象。最近，本公司更以「可可盤」的品牌，推出了一系列獲專利權的易潔金屬烤焗器，設計獨特，同時適用於微波爐及傳統焗爐。

通達工業始創於七十年代初期，業務一直發展迅速，於二零零四年財政年度之營業額達港幣四億七千一百萬元；目前僱員人數超過四千五百人，年產貨量超過三千五百個貨櫃，輸送世界各主要國際城市。

董事會

執行董事
江益明先生*(主席)*
顧陵儒先生

非執行董事
王幹芝先生
姜壽添先生

獨立非執行董事
徐聖祺先生
張新龍先生
譚志昆先生

公司秘書
伍寬雄先生

註冊辦事處
Clarendon House, Church Street, Hamilton HM11, Bermuda

總辦事處及主要營業地點
香港新界
荃灣沙咀道57號荃運工業中心
第二期24樓E - H座

證券代號
香港股票代號：526
第一級美國證券託存收據計劃
交易代號：MGCIY

核數師
摩斯倫 • 馬賽會計師事務所
香港銅鑼灣希慎道33號
利園廣場34樓

主要往來銀行
中國銀行
萊利銀行

股份過戶登記處總處
Butterfield Corporate Services Limited
Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda

股份過戶登記處香港分處
秘書商業服務有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

投資者關係顧問
靈思公共關係有限公司


MAGICIAN


我的好朋友



董事及高級管理人員簡介

執行董事

江益明先生，52歲，本公司之主席兼行政總裁，負責制訂本集團之公司政策、策略性計劃、市務發展及銷售，於製造及銷售塑膠及五金日常家居用品、廚房用具、禮品、浴室用品及有關家庭用品方面擁有超過二十九年經驗。江先生曾獲選為一九九六年度之香港青年工業家，亦為香港青年工業家協會一九九七至一九九九年度及二零零三至二零零四年度之秘書長。江先生曾出任荃灣扶輪社一九九五至一九九六年度之社長，亦為西安市工商業聯合會二零零一至二零零三年度之兼職副會長。江先生於二零零二年獲選為香港工業專業評審局副院士。彼為中華慈善總會創始會員及香港青年協進會榮譽顧問。江先生亦為中國人民政治協商會議廣東省揭東縣第三屆委員會委員及廣東海外聯誼會第五屆理事會理事。

顧陵儒先生，56歲，為香港訟務律師及國際公証人，自一九七五年起在香港執業。彼於二零零零年六月獲委任為本公司之非執行董事，並於同年九月獲委任為本公司之執行董事。

非執行董事

王幹芝先生，52歲，為滙亞資金管理有限公司之董事及執行副總裁。該公司主要於中國大陸及東南亞從事工業及科技投資，王先生在銀行業、製造業及直接投資方面逾二十年經驗。彼持有香港中文大學理學士學位及工商管理碩士學位。王先生曾任香港創業基金協會主席及香港電子業商會之副會長。彼任職多間私人及上市公司之董事。彼於二零零零年獲委任為本公司之非執行董事。

徐聖祺先生，60歲，徐先生持有東亞大學工商管理碩士學位。彼於二零零零年獲委任為本公司之非執行董事。


Summer Plastic
Drinkware


Storage
Container
Storage
Container

張新龍先生，46歲，畢業於香港理工學院。彼於二零零零年獲委任為本公司之非執行董事。

譚志昆先生，40歲，為執業會計師及譚林周會計師行有限公司董事總經理。譚先生持有英國 University of Wolverhampton 法律學士學位及為香港會計師公會、特許公認會計師公會及香港稅務學會之會員。譚先生擁有逾十六年會計實務經驗。彼於二零零三年獲委任為本公司之非執行董事。

姜壽添先生，51歲，畢業於香港理工學院。彼於二零零零年獲委任為本公司之非執行董事。

高級管理人員

伍寬雄先生，31歲，本集團之財務總監及公司秘書，於二零零二年加入本集團，負責全面監管本集團之財務、會計及公司秘書工作。在加入本集團前，伍先生曾任職於香港一間國際會計師行為核數經理。彼在核數、會計、財務及稅務方面擁有超過八年經驗。伍先生持有澳洲Macquarie University應用財務碩士學位，並為英國特許公認會計師、英國特許秘書及香港證券專業學會會員。

冼美珍小姐，46歲，本集團之人力資源及公關總經理，於一九九四年加入本集團，負責本集團之人力資源、公共關係及行政工作。冼小姐在人事及行政管理方面擁有超過二十三年經驗，並持有香港公開大學工商管理碩士學位及為香港人力資源管理學會會員。

馮社宏先生，43歲，本集團之高級資訊科技經理，於二零零二年加入本集團，負責本集團之資訊科技工作。馮先生在發展資訊科技方案、建立資訊系統及軟件開發方面擁有超過二十年經驗。彼持有Curtin University of Technology商務（管理及市務）學士學位及香港公開大學工商管理碩士學位，並為互聯網專業協會會員及香港電腦學會會員，亦為香港市務學會認許市務師、美國註冊資訊系統審計師及美國資訊安全管理師。

江學仁先生，30歲，本集團國際業務之高級分區營業經理，於一九九八年加入本集團，負責本集團之新客戶及新產品開發、新製造技術研究及國際市場銷售工作。彼在生產計劃及銷售家居用品方面擁有超過六年經驗。江先生持有加拿大British Columbia Institute of Technology財務管理（企業財務）文憑。彼為江益明先生之兒子。

楊淑娛小姐，41歲，本集團國際業務之高級分區營業經理，曾於一九九二年加入本集團至一九九五年離開，並於一九九六年重投本集團。楊小姐負責本集團之國際市場銷售工作。彼在銷售成衣及雜項方面擁有超過二十年經驗。楊小姐畢業於台灣私立銘傳女子商業專科學校。

曾昭慈小姐，32歲，勵高（中國）有限公司中國業務之高級營運經理，於二零零二年加入本集團，負責中國市場之產品開發、市務發展及銷售工作。在加入本集團前，曾小姐曾在中外合資銀行旗下之金融機構任職環球投資部高級經理。彼在消費行為及市場分析及產品營銷方面擁有超過六年經驗。曾小姐持有加拿大溫哥華英屬哥倫比亞大學理學士學位。

江淑貞小姐，26歲，本集團國際業務之營業經理，於二零零零年加入本集團，負責本集團之國際市場銷售工作。江小姐持有加拿大Simon Fraser University文學士學位。彼為江益明先生之女兒。



按地區分類之營業額



59%	北美洲
17%	中國大陸
12%	香港
7%	歐洲
5%	其他

按產品分類之營業額



57%	日常家居用品
38%	廚房用具
3%	浴室用品
2%	禮品及其他


Beauty
Tool Box
Tackle Box


老豆
家姐

主席報告書



致列位股東：

對眾多從事製造業的公司來說，過去一年極度艱困，苦於原料價格不斷攀升，卻無法及時為產品價格作出相應的調整。製造商要面對開支不斷上漲，加上市場競爭激烈，毛利本已薄弱，原材料價格的問題，更令毛利進一步被削。

在二零零三年，儘管非典型肺炎之爆發，大大拖慢了上半年的經濟活動，中國大陸全年的經濟增長，依然強勁如昔，國內生產總值錄得9.1%的升幅。國內蓬勃的經濟發展，牽動全球原料市場的表現，尤以能源及基建相關產業為甚，令石油及鋼鐵的價格攀上新高。

通達工業的業務本質，需耗用大量原材料，業績表現因而於本回顧年度受累下挫，實難以避免。截至二零零四年三月三十一日止年度，股東應佔溢利下跌93%，從去年港幣一千八百一十萬元滑落至港幣一百三十萬元。此乃直接受累於本集團採用的兩種主要原料－塑膠及鋼鐵－價格急升多達四成之故。營業額亦由去年的港幣五億二千三百四十萬元下跌10%至港幣四億七千零八十萬元，主要乃受到非典型肺炎疫症衝擊、及美國市場表現呆滯所影響。每股基本盈利為港幣0.15仙(2003年：港幣2.09仙)。



董事局建議，截至二零零四年三月三十一日止年度內，不派發股息。

重視研究與開發

儘管受到上述種種不利的外圍因素影響，本集團內部運作，仍取得多項突破性進展，預期可為通達工業帶來長遠利益增長。

面對競爭日益激烈的業界環境，我們深知致勝的關鍵，已不是單純取決於產品的定價，更有賴產品質素及服務水平，因而我們在數年前，已著手提昇研究及開發部門之實力。過去數年來，我們的研究團隊，不斷在產品概念及技術方面鑽研，推陳出新，開發了多項極受歡迎的產品，包括可循環再用的即棄貯存盒及易潔烤焙器。今年，我們的研發人員又成功開發一系列具新功能之烤焙器具，可同時適用於傳統焗爐及微波爐。

近年來，微波爐在中國大陸日漸流行，本集團的微波爐廚具銷售額，亦連年上升。順應此一趨勢，我們已開展了多項新式微波爐用具的研究工作，以鞏固本集團在家居用品供應市場上的領導地位。經過長期深入及仔細的相關技術研究，研發人員終於開發了一系列可供微波爐使用的金屬製烤焙器，並以「叮叮盤」品牌推出市場。

市面一般的微波爐容器皆以塑膠製造，主要作解凍及加熱食物之用，甚少用於烤烘食品。「叮叮盤」以金屬製造，具特殊的易潔處理技術，能抵受攝氏220度高溫，除適用於傳統焗爐外，在微波爐中亦能安全使用。「叮叮盤」之先進設計，能確保烹煮食物時，熱力得到均衡輸送，縮減煮食時間。舉例來說，與傳統的烤焙器具相比，以「叮叮盤」烘焙曲奇餅及義大利薄餅，能大大節省煮食時間。

「叮叮盤」所採用的科技及技術設計，標誌著微波烤焙器的一大突破，我們已在全世界各地申請專利權，並已成功在中國大陸、德國及西班牙取得專利註冊。於二零零四年第二季，本集團在法國及中國大陸推出了「叮叮

盤」，即獲好評如潮，來自北美、歐洲、澳洲及日本等地分銷商的查詢，亦十分踴躍。由於「叮叮盤」的定價，比較市面一般烤盤為高，故此我們相信這款產品，對本集團未來數年的盈利，將極有助益。

注重品牌塑造

除研發工作外，本集團素來注重塑造品牌，並將其列為核心長遠發展策略之一。早於一九九四年，我們已經推出一系列以「櫻櫻」品牌為名的產品，專攻中國大陸市場。近年，隨著國內生活水平提高，加上沿海及內陸大城市中產階層人數持續上升，令知名品牌的價值及可信賴程度，日益受到追捧，對許多顧客來説，品牌等同優越品質和社會地位。另一方面，中國大陸不斷出現劣質產品含有毒質之報導，令大眾追求品質及誠信保證的意識，大大提高，消費者亦更為趨向選購著名品牌產品。





在回顧的年度中，本集團曾就中國大陸發展主題商店的構思，作可行性研究，之後，已於深圳開設了一家"Magic Home"專櫃，另在當地百貨公司設立四家「櫻櫻」專櫃。我們把深圳主題商店及專櫃，列為重點實驗性項目，並計劃繼續把此零售模式，引入國內其他城市。

在回顧的年度中，我們亦加強與地方夥伴的合作，在各地零售網點，進行許多聯合推廣活動，以增加品牌知名度。我們透過與分銷商及零售商的緊密合作，不單增加了自身對個別市場特質的了解，更因而能有效調整某些市場的產品主銷策略。由於我們能迎合處於較為富裕沿海城市消費者的口味和喜好，本集團產品在當地的銷售額，顯著上升，並能憑精美設計、多功能及極具競爭力的價格，突圍而出。

壯大財務實力

通達工業今年的財政狀況，大有改善，在二零零三年九月二十七日，獲得中國銀行深圳市分行寶安支行(「中銀深圳」)批出港幣一億元的三年期貸款，此外，本集團更在二零零三年九月二十四日，獲得萊利銀行提供港幣三千五百萬元的貿易信貸。隨著上述財務安排的落實，

本集團已在二零零三年十一月六日，提早向債權人償還二零零零年十一月十日簽訂之債務重組契約中的結餘欠款，共約港幣一億四千五百八十萬元，同時向荷蘭銀行償還全部營運資本限額結餘，約港幣一千五百八十萬元。本集團透過提早償還債務重組契約所涉債項，從而向銀行債權人回購其所持的有抵押可換股債券。



中銀深圳的新貸款，令本集團更可進一步減低財務成本。由於目前市場利率處於低水平，此筆新貸款的利息，低於以前債務重整契約所訂的四厘息有抵押可換股債券的息率。所以，此項新借貸安排，可為通達工業奠下更穩健的財務基礎，有助本集團來年穩定增長。



致意

我們在回顧的年度內，致力改善業務營運，深信已令通達工業得以做好充份準備，有能力克服眼前及未來市場狀況轉變，以及隨時出現的新挑戰，有利集團提昇盈利能力，塑造更美好的業務前景。

本人希望藉此機會，感謝旗下員工的支持，他們不斷的耕耘和努力，促使本集團近年快速成長，實在教人感到欣喜與驕傲。今後，我們將再接再勵，為股東創造更豐厚的回報。

江益明

主席

香港

二零零四年七月十六日




Minnie & Mickey
Pooh

第1選擇

「我應該選擇什麼顏色呢?」

第2選擇

6


pooh
pooh
Hello Kitty
in the Kitchen
Hello Kitty
in the Kitchen

管理層討論與分析

財務摘要

業績概覽

截至二零零四年三月三十一日止年度內，本集團營業額為港幣四億七千零八十萬元，較去年同期之港幣五億二千三百四十萬元下跌10%；經營溢利由去年之港幣三千三百二十萬元下跌75%至港幣八百四十萬元；股東應佔溢利淨額為港幣一百三十萬元，而去年同期則錄得港幣一千八百一十萬元。本集團每股基本盈利為港幣0.15仙。

於二零零三年十一月六日，本集團運用中銀深圳的貸款，及撤銷營運資本保證金，加上透過調配內部資源，提早償還二零零零年十一月十日簽訂之債務重組契約(「債務重組契約」)中尚欠債權人的餘款。

除了上述提早還款計劃外，本集團於本年度並沒有收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與最近之年報相比，亦無重大改變。

流動資金和財政資源

於二零零四年三月三十一日，本集團於本年度之淨資產增至港幣二億七千三百四十萬元，每股資產淨值為港幣31.47仙(二零零三年：港幣31.32仙)。同時，本集團總資產值為港幣六億零一百萬元(二零零三年：港幣六億二千二百萬元)，其中現金及銀行存款約佔港幣二千九百一十萬元(二零零三年：港幣五千九百九十萬元)。本集團的綜合借貸為港幣一億九千七百四十萬元(二零零三年：港幣二億二千四百八十萬元)，而負債資產比率已由二零零三年三月三十一日的83%，下降至二零零四年三月三十一日的72%。

資本架構

於二零零四年三月三十一日，本集團的主要借貸包括



一項為期三年的銀行貸款，並已於回顧年度內，支付首期港幣七百五十萬元還款，目前該筆貸款的結欠為港幣九千二百五十萬元。此外，本集團尚有短期循環銀行貸款，合共港幣六千五百萬元。所有借貸均以港幣結算，而借貸之息率均為浮息。由於市場息率穩定，加上本集團已提早償還債務重組契約中尚欠債權人的餘款，令回顧年度的財務費用下降。因此，本集團的財務狀況健全，並有充足的融資額，支援其業務在提早還款前後均正常營運。

集團資產抵押

於二零零四年三月三十一日，本集團之有抵押銀行貸款由部份資產之帳面值港幣二億四千五百三十萬元（二零零三年：港幣四億零九百三十萬元）作保證。

重大投資或資本資產之未來計劃

本集團並無任何重大未來投資計劃，惟本集團將恰當地作出資本性資產投資，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自本集團的經營利潤，其次來自現有的銀行貸款及融資租約。

外幣兌換風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鉤，而港幣兌人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兌換風險極低。

業務分部資料

本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團之業務分佈比例分別於北美洲(59%)、中國大陸(17%)、香港(12%)、歐洲(7%)及其他地區(5%)。

或然負債

本集團的或然負債與最近之年報所示者，並無重大改變。

業務回顧

國際業務

截至二零零四年三月三十一日止年度，國際市場表現令人失望，營業額由去年的港幣三億九千二百四十萬元下跌15%至港幣三億三千四百五十萬元，這主要受美國市場表現未如理想及非典型肺炎疫症影響。本集團在美國市場的營業額較去年的港幣三億一千三百七十萬元下跌23%至港幣二億四千二百八十萬元。由於經濟前景不明朗，美國客戶的訂貨政策普遍頗為審慎，以期將存貨水平，維持於低位。加拿大市場情況亦大致相同，當地的銷售額亦錄得4%跌幅，由去年的港幣三千六百四十萬元減至港幣三千五百萬元。

然而，歐洲市場表現卻教人鼓舞，營業額攀升40%，由去年的港幣二千三百八十萬元，上升至港幣三千三百三十萬元，顯示本集團加強與歐洲客戶聯繫的策略，已能取得成果，荷蘭及德國客戶網絡的增長，尤為驕人。此外，其他海外市場的營業額，亦上升26%至港幣二千三百三十萬元，當中以色列及南非的銷售增長，最為突出。

中國大陸業務

截至二零零四年三月三十一日止年度，本集團在中國大陸的營業額為港幣八千一百二十萬元，較去年的港幣九千一百六十萬元下跌11%，主要由於本集團引入更精密的電腦監控系統以推行嚴謹除賬政策，及停止向財務狀況欠佳的顧客供應產品。此外，銷售成本上升，加上海外競爭對手相繼進軍中國大陸市場，亦對本集團的邊際利潤，造成負面影響。

於回顧的年度中，通達工業在中國大陸開設了一家"Magic Home"專櫃，並在百貨公司設立四家「櫻櫻」專櫃，加強品牌形像。另一方面，本集團又參加了多個全國性的家品展覽，同時加強廣告宣傳計劃，以提高品牌知名度。

本集團亦於回顧的年度中，對零售及分銷策略，作出總體調整。為了取得更理想的市場覆蓋效益，本集團決定在個別市場如長春及重慶等地，委任地方分銷商，以取代當地表現未如理想的直銷辦事處。目前，本集團在中國大陸共擁有二十七個直銷辦事處，及四個地方分銷商。

於回顧的年度中，各式塑膠製容器、多層儲存櫃及購物籃，在中國大陸市場的銷情，最為突出。

香港業務

在回顧的本年度中，香港業務錄得顯著升幅，達40%，從去年的港幣三千九百四十萬元，增加至港幣五千五百一十萬元，主要受益於對出口商的銷售額上升。在本地市場，隔油壺、水勺及電線收藏器，廣受消費者歡迎。

前景

本集團相信未來的一大挑戰，依然是原材料價格持續上升之問題，主要因中國大陸的龐大消耗量，及國內製

造業蓬勃發展推動需求增長，有所致之。然而，中央政府已推出宏觀調控政策，以抑制國內過熱的經濟，因此我們相信有關原材料的問題，將會逐漸改善。

此外，我們相信本集團過去一年所採取的措施，能幫助通達工業提昇邊際利潤。在產品研發方面，我們一直不遺餘力地研創新產品如「叮叮盤」烤盤，這對本集團的邊際利潤，會有良好影響。「叮叮盤」烤盤的定價，可比市面一般的烤盤為高，將成為我們來年重點推廣的產品，預期對本集團未來的盈利，會有較佳貢獻。在顧客基礎方面，由於「原件生產」及「原件設計」之顧客，樂於支付較高價格，以換取度身訂造的產品，本集團已經積極開拓該類顧客。本集團相信上述兩項措施的推行，配合嚴謹的節流方案，可以減輕原材料價格上升造成的衝擊，為通達工業帶來理想的回報。

環顧本集團的各主要市場，我們預期來自美國的生意訂單將會逐步回升，據知當地顧客在過去數月中，均錄得業務收入增長。歐洲方面，因為本集團在過去兩年，著意加強當地客戶網絡，預期歐洲市場的銷售額，亦會持續上升；隨著歐盟於二零零四年五月一日獲更多新成員加入，成員國之擴張，將刺激區內的經貿交流活動，為本集團帶來了更多新的商機。

在中國大陸，由於中央政府已採取果敢的宏觀調控措施，要令經濟發展，重上正軌，因而我們足具信心，國家經濟會健康成長，我們並打算在國內，開設更多主題專櫃，以強化本集團企業及品牌形象。此外，本集團亦將與當地分銷商及零售商，進行更多合作，在各地零售網點，舉辦多種市場推廣活動。

香港經濟自二零零三年下半年已開始復甦，令業主逐步回復信心，添置家具。樓宇買賣成交量亦見大升，無形中奠定了一個良好基礎，有利本集團在家庭用品市場的平穩發展。

展望未來，我們深信，本集團就提昇邊際利潤及減低財務負擔所作的努力，已令通達工業作好準備，迎接未來的挑戰，締造更佳業績。


Pooh
Hello Kitty
in the Kitchen
Minnie & Mickey
pooh

企業管治，已成為衡量上市公司管理質素及投資價值的核心標準，極為投資者所重視。通達工業一直竭盡所能，維持最高操守標準，以保障股東及投資者權益。

審核委員會

通達工業於二零零零年八月成立審核委員會，現時成員包括兩位獨立非執行董事徐聖祺先生及譚志昆先生，以及一位非執行董事姜壽添先生。在回顧的財政年度中，審核委員會曾舉行兩次會議，討論審計內容和範圍，以及財務報告事項（包括中期及年度財務報表）。

管理層會議

本集團素來極為重視內部溝通，因此定期舉行高級管理層會議，在主席主持下，討論集團業務和運作及財政事宜。此外，管理層更在會議上，交流國內外顧客之反饋意見，以改善服務質素，及強化產品發展效益。

本集團亦有舉行工作小組會議，及工作小組成員資訊交流聚會，這不但能增強內部溝通，更有助啟發創新思維，有助通達工業訂定及推行發展策略。

最佳應用守則

於截至二零零四年三月三十一日止年度內，本集團已遵守聯交所上市規則附錄十四所載之最佳應用守則。其中有例外的地方，是本集團的獨立非執行董事並沒有既定的聘任期。各獨立非執行董事之任期，根據公司章程處理，是以輪流告退方式進行。


Pooh

作為優質家居用品生產商及供應商，通達工業深信，人才是企業最重要的資本。要能具備專業的人才，信心的保證，本集團才可以向顧客提供最佳優質服務。因此，我們特別重視人才培育，透過人力資源專才的協助，提昇企業表現，為本集團未來發展奠下穩固基礎。

員工發展

於二零零四年三月三十一日，本集團僱有四千五百二十五名員工，分佈在香港及內地的不同部門。本集團定期為各階層員工，舉辦各項課程，包括管理技巧工作坊、資訊交流研討會、在職培訓、及職安課程等，從而協助員工發展所需之工作技能，以及培育他們面對未來挑戰之應變能力。

薪酬及激勵計劃

通達工業按員工的個人職責、資歷、經驗及表現，發放數額具競爭力之酬金。為此，本集團深信可賦予僱員最佳效益之工作環境。

為提昇員工表現及鼓勵他們創造價值，本集團亦特別設立了員工激勵計劃，包括派發股份認購權，及按員工之表現，發放年終花紅。




這是我的新廚房
和家居用品
通達工業產品

董事會報告

董事會謹公佈截至二零零四年三月三十一日止年度通達工業(集團)有限公司(「本公司」)及其附屬公司(統稱「本集團」)之年報及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司之主要業務為製造及買賣塑膠及五金家居用品。

業績及股息

本集團本年度之業績載於第32頁之綜合收益表。

董事建議本年度不派付股息。

儲備

本集團及本公司在本年度之儲備變動載於財務報表附註23。

固定資產

本集團固定資產之變動詳情載於財務報表附註12。

附屬公司

於二零零四年三月三十一日，本集團之主要附屬公司之詳情載於財務報表附註13。

聯營公司

於二零零四年三月三十一日，本集團之聯營公司之詳情載於財務報表附註14。

股本

本公司於本年度內之股本詳情載於財務報表附註21。

可供分派之儲備

於二零零四年三月三十一日，本公司並無可供作現金分派及／或實物分派之累積溢利。根據百慕達一九八一年公司法(經修訂)，本公司之繳納盈餘158,398,000港元(二零零三年：158,398,000港元)受制於載於財務報表附註23之某些情況外，可以分派。本公司股份溢價賬於二零零四年三月三十一日之餘額282,049,000港元(二零零三年：282,049,000港元)可以繳足紅股之方式予以分派。

優先購買權

本公司之公司細則並沒有關優先購買權之規定，而百慕達之法例亦無此等權利之限制。

五年財務摘要

本集團上五個財政年度之業績及資產負債撮要載於第62頁。

購股權

本公司於本年度內之購股權之詳情載於財務報表附註22。

董事

本年度內在任之董事如下：

執行董事：

江益明先生 *(主席)*
顧陵儒先生

非執行董事：

王幹芝先生
姜壽添先生

獨立非執行董事：

徐聖祺先生
張新龍先生
吳偉龍先生 *(於二零零三年十二月八日辭任)*
譚志昆先生 *(於二零零三年十二月十二日獲委任)*

根據本公司之公司細則規定，除主席外，其他董事之任期直至根據本公司之公司細則輪值告退為止並願意膺選連任。故此，根據公司細則規定，王幹芝先生及姜壽添先生均須告退，惟彼等合資格及願意於即將舉行之股東週年大會上膺選連任。於二零零三年十二月十二日獲董事會委任為董事的譚志昆先生亦須按公司細則規定在即將舉行之股東週年大會上告退，惟譚先生合資格及願意在該會上膺選連任。

根據香港聯合交易所有限公司(「聯交所」)上市規則(「上市規則」)第3.13條之規定，本公司已收到各獨立非執行董事確認其於二零零四年三月三十一日止年度內之獨立性。截至本報告日期為止，本公司仍視各獨立非執行董事為獨立人仕。

董事及五位最高薪酬僱員之酬金

本集團之董事及五位最高薪酬個別人仕之酬金詳情分別載於財務報表附註7及8。

董事之服務合約

即將舉行之股東週年大會將膺選連任之任何董事，並無與本公司或其任何附屬公司訂立任何於一年內本集團須以補償形式(法定補償除外)終止之服務合約。

董事之合約權益

本年度內或年結時，本公司、各同系附屬公司或控股公司概無簽訂任何涉及本集團之業務而本公司之董事直接或間接在其中擁有重大權益之重要合約。







董事及主要行政人員於股本、相關股份或債權證之權益及淡倉

於二零零四年三月三十一日，有關本公司董事及主要行政人員擁有本公司或其任何相聯法團(按證券及期貨條例第XV部份之涵義)之股份、相關股份或債權證之權益及淡倉，而須列入按證券及期貨條例第352條規定而存置之登記冊內，或須根據上市規則之上市公司董事進行證券交易之標準守則(「標準守則」)知會本公司之詳情如下：

董事姓名	權益性質	持有本公司每股面值0.10港元已發行普通股之數目
江益明先生*(附註)*	公司	286,984,000

附註： 江益明先生透過Concept Developments Limited(「Concept」)而被視為擁有本公司286,984,000股普通股之實益權益，Concept之全部已發行股本由江益明先生擁有。

除上文所披露者外，於二零零四年三月三十一日，本公司各董事及主要行政人員於本公司及其相聯法團(按證券及期貨條例第XV部份之涵義)，概無擁有任何根據證券及期貨條例第352條規定而存置之登記名冊內或根據標準守則知會本公司之股份、相關股份或債權證之權益及股份淡倉。

購股權計劃

本公司於二零零二年八月八日所採納的購股權計劃(「購股權計劃」)及其有關詳細資料如下：

計劃目的：
讓本公司向接受獲授予購股權之參與者授出購股權，作為對彼等為本集團所作出之貢獻之獎勵及／或回報

參與者：
本公司或其附屬公司之全職僱員及董事(包括本公司或任何附屬公司之執行、非執行或獨立非執行董事)

計劃中可予發行的普通股份數目及其於截至年報日期所佔已發行股本的百份比：
86,873,344普通股(「普通股」)(佔已發行股本的10%)

計劃中每名參與者可獲授權益上限：
不可多於已發行之普通股份及可供發行之購股權計劃的總數1%

可根據購股權認購證券的限期：
所有購股權行使期不可超過自授出日期起計十年

行使購股權前之最短持有期：
由董事根據獲授予人士的年資及其他有關因素而決定

付款／貸款申請及償還的限期：
不適用

行使價的釐定基準：
行使價由董事會釐定，並須符合：
(1) 於授予日期在聯交所每日報價表所載之普通股收市價；及
(2) 於授予日期前五個營業日在聯交所每日報價表所載之普通股平均收市價，

以較高者為準，惟行使價不得低於普通股面值。

購股權計劃尚餘的有效期：
購股權計劃之有效期至二零一二年八月八日止。

截至二零零四年三月三十一日止，本公司未有按此購股權計劃授出購股權，及在本年度開始及結束時亦無尚未履行的購股權。

除上文所披露者外，於本年度內本公司或其任何附屬公司概無參與任何安排，使本公司董事及彼等各自之配偶及十八歲以下之子女可藉購入本公司或任何其他公司之股份或債券而得益。

主要股東

除上述披露有關董事及主要行政人員所持之權益，根據證券及期貨條例第XV部第336條規定而存置之主要股東權益登記冊所顯示，於二零零四年三月三十一日，下列佔本公司已發行股本5%或以上權益之主要股東已知會本公司。

股東名稱	持有普通股數目	佔已發行普通股之百份比
Concept Developments Limited	286,984,000	33.0%
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Primewell Investment Limited *(附註1)*	117,491,777	13.5%
Silvermark International Limited *(附註2)*	55,657,926	6.4%

附註1： 陳櫻之小姐透過Primewell Investment Limited(「Primewell」)而被視為擁有本公司117,491,777股普通股之實益權益。Primewell之全部已發行股本由陳櫻之小姐擁有。連同陳小姐個人擁有本公司32,703,421股普通股，陳櫻之小姐被視為擁有本公司共150,195,198股普通股。

附註2： 周惠蓮小姐透過Silvermark International Limited(「Silvermark」)而被視為擁有本公司55,657,926股普通股之實益權益。Silvermark之全部已發行股本由周惠蓮小姐擁有。

除上述披露外，於二零零四年三月三十一日，根據證券及期貨條例第336條規定而存置之主要股東權益登記冊內，並無其他人士在本公司之股份及相關股份中擁有任何權益及股份淡倉的記錄。

管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理及行政工作簽訂或存有任何合約。

主要供應商及客戶

本集團之主要供應商及客戶佔本集團是年度之採購額及銷售額百分比如下：

採購額

— 最大供應商	6.6%
— 五位最大供應商合計	17.9%

銷售額

— 最大客戶	32%
— 五位最大客戶合計	41.8%

董事、彼等之聯繫人士或任何股東(指據董事所知擁有本公司超過百分之五以上股本權益之股東)並無於上述之主要供應商或客戶中擁有任何權益。

購買、贖回或出售本公司之上市證券

本公司或其任何附屬公司於本年度內概無購買、贖回或出售本公司之任何上市證券。

退休計劃

本集團之退休計劃之詳情載於賬目附註27。

遵守上市規則之最佳應用守則

根據本公司董事所知，除本公司之獨立非執行董事並無固定任期外，本公司於截至二零零四年三月三十一日止年度內已遵守上市規則附錄十四所載之最佳應用守則。

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。

審核委員會就本集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部與外部審核工作，以及內部監控與風險評估等方面的效能。委員會由兩位獨立非執行董事徐聖祺先生及譚志昆先生及一位非執行董事姜壽添先生組成。委員會於本年度內已召開兩次會議。

足夠公眾持股量

根據本公司獲得之公開資料及據董事所知，本公司於本年度內維持足夠的公眾持股量。

核數師

截至二零零一年三月三十一日及二零零二年三月三十一日止年度之財務報表，由安達信公司審核，而截至二零零三年三月三十一日止年度之財務報表則由羅兵咸永道會計師事務所審核。本公司之前任核數師已於本年度辭任，本公司並委任摩斯倫•馬賽會計師事務所填補其空缺。

本年度之財務報表由摩斯倫•馬賽會計師事務所審核。重新委任摩斯倫•馬賽會計師事務所為本公司來年核數師之決議案將在即將舉行的股東週年大會上提呈。

承董事會命

江益明

主席

香港，二零零四年七月十六日

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
列位股東

本核數師(以下簡稱「我們」)已完成審核載於第三十二頁至第六十一頁按照香港普遍採納之會計準則編制的財務報表。

董事及核數師各自的責任

貴公司之董事須負責編制真實而公平的財務報表。在編制該等財務報表時,董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果,對該等財務報表表達獨立的意見,並按照百慕達1981年公司法案之第90節(經修訂)的規定向股東作出報告。除此之外,我們的報告書不可用作其他用途。我們不會就本報告書的內容,向任何其他人士負上或承擔任何責任。

意見的基礎

我們已按照香港會計師公會所頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表內所載數額及披露事項有關的憑證,亦包括評估董事於編制該等財務報表時所作的重大估計和判斷,所採用的會計政策是否適合貴公司及 貴集團的具體情況,及是否貫徹運用和足夠地披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充分的憑證,就該等財務報表是否存有重大錯誤陳述,作出合理的確定。在作出意見時,我們亦已評估該等財務報表所載資料在整體上是否足夠。我們相信我們的審核工作已為下列意見建立了合理的基礎。

意見

我們認為上述的財務報表均真實與公平地反映了 貴公司及 貴集團於二零零四年三月三十一日之財務狀況及 貴集團截至該日止年度之溢利和現金流量,並已按照香港公司條例之披露要求妥善編制。

摩斯倫・馬賽會計師事務所
英國特許會計師
香港執業會計師

香港
二零零四年七月十六日


mri
A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

A member firm of Mazars

M MAZARS

綜合損益表

	附註	二零零四年 千港元	二零零三年 千港元
營業額	3	**470,812**	523,399
銷售成本		**(353,843)**	(368,258)
毛利		**116,969**	155,141
其他收入	3	**2,305**	2,832
銷售及分銷成本		**(41,799)**	(43,844)
行政及其他營運支出		**(69,082)**	(80,888)
經營溢利		**8,393**	33,241
財務費用	5	**(6,971)**	(7,069)
應佔聯營公司虧損		**(233)**	(320)
除税前日常業務之溢利	6	**1,189**	25,852
税項	9	**116**	(7,738)
股東應佔溢利	10	**1,305**	18,114
每股基本盈利	11	**0.15港仙**	2.09港仙

截至二零零四年三月三十一日止年度

綜合權益變動表

	二零零四年 千港元	二零零三年 千港元
年初總權益	**272,078**	253,964
本年度溢利	**1,305**	18,114
年終總權益	**273,383**	272,078

截至二零零四年三月三十一日止年度

綜合資產負債表

	附註	二零零四年 千港元	二零零三年 千港元
資產及負債			
非流動資產			
固定資產	12	**386,170**	368,337
於聯營公司之權益	14	**1,344**	1,166
遞延税項資產	20	**285**	—
		387,799	369,503
流動資產			
存貨	15	**82,527**	85,924
應收貿易賬款及票據	16	**92,965**	95,598
預付款項、按金及其他應收賬款		**8,701**	11,008
抵押存款	28	**7,525**	40,923
銀行結存及現金		**21,517**	18,951
		213,235	252,404
流動負債			
應付貿易賬款	17	**84,861**	61,844
其他應付賬款及應計費用		**35,656**	47,472
短期有抵押銀行貸款		**91,531**	66,995
長期銀行貸款之即期部份	18	**15,000**	22,000
應付融資租約之即期部份	19	**6,478**	4,501
應付税項		**9,707**	12,737
		243,233	215,549
淨流動(負債)資產		**(29,998)**	36,855
總資產減流動負債		**357,801**	406,358
非流動負債			
長期應付賬款		**—**	2,836
長期銀行貸款	18	**77,500**	43,641
應付融資租約	19	**6,918**	549
可換股債券		**—**	87,127
遞延税項	20	**—**	127
		84,418	134,280
資產淨值		**273,383**	272,078
資本及儲備			
已發行股本	21	**86,873**	86,873
儲備	23	**186,510**	185,205
		273,383	272,078

經由董事會於二零零四年七月十六日批准及授權發佈。

江益明
主席

顧陵儒
董事

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
資產及負債			
非流動資產			
於附屬公司之權益	13	**403,940**	383,121
流動資產			
預付款項、按金及其他應收賬款		**984**	457
應收附屬公司	13	**17,225**	38,430
抵押存款		–	40,923
銀行結存及現金		**123**	172
		18,332	79,982
流動負債			
其他應付賬款及應計費用		**1,442**	2,748
應付附屬公司	13	**10,298**	14,612
長期銀行貸款之即期部份	18	–	22,000
應付融資租約之即期部份	19	**3,686**	4,399
		15,426	43,759
淨流動資產		**2,906**	36,223
總資產減流動負債		**406,846**	419,344
非流動負債			
應付附屬公司	13	**150,984**	48,253
長期應付賬款		–	2,836
長期銀行貸款	18	–	43,641
應付融資租約	19	**812**	467
可換股債券		–	87,127
		151,796	182,324
資產淨值		**255,050**	237,020
資本及儲備			
已發行股本	21	**86,873**	86,873
儲備	23	**168,177**	150,147
		255,050	237,020

經由董事會於二零零四年七月十六日批准及授權發佈。

江益明
主席

顧陵儒
董事

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
經營業務			
經營所產生之現金	24	**61,995**	58,833
已付利息		**(5,335)**	(6,425)
已付香港利得稅		**(30)**	—
儲稅券		**(3,000)**	—
已付中國企業所得稅		**(297)**	(546)
經營業務所得之現金淨額		**53,333**	51,862
投資業務			
減少抵押存款		**33,398**	1,217
購置機器及設備		**(45,614)**	(30,016)
出售機器及設備所得款項		**255**	429
購入附屬公司	26	**(1,320)**	—
已收利息		**760**	1,191
投資業務所用之現金淨額		**(12,521)**	(27,179)
融資活動			
新借短期銀行貸款		**65,000**	13,746
償還短期銀行貸款		**(40,464)**	(2,401)
新借長期銀行貸款		**100,000**	—
償還長期銀行貸款		**(73,141)**	(22,000)
於融資租約下之售後及租回的機器及設備所得款項		**11,745**	—
融資租約之還款		**(9,787)**	(8,178)
融資租約之利息部份		**(1,636)**	(644)
償還長期應付賬款		**(2,836)**	—
贖回可換股債券		**(87,127)**	—
融資活動所用之現金淨額		**(38,246)**	(19,477)
現金及現金等值之增加淨額		**2,566**	5,206
年初現金及現金等值		**18,951**	13,745
年終現金及現金等值，即銀行結存及現金		**21,517**	18,951

截至二零零四年三月三十一日止年度

1. 簡介

通達工業(集團)有限公司(「本公司」)為於百慕達成立之受豁免有限公司及其股份在香港聯合交易所有限公司(「聯交所」)上市。

2. 主要會計政策

本財務報告乃根據香港會計師公會頒佈之會計實務準則(「會計實務準則」)及詮釋、香港公認會計原則及香港公司條例之披露規定編製。以下概述本集團採納之主要會計政策。

編製基準

本財務報告採用之計算基準為歷史成本法，並根據下述會計政策所闡釋之投資物業重估而作出修訂。

於結算日，本集團之流動負債(包括一項於二零零四年五月二十日到期之短期有抵押銀行貸款50,000,000港元)超出流動資產約29,998,000港元。管理層已採取步驟包括繼續獲得銀行支持以改善本集團之財務狀況。於結算日後，管理層成功延續上述之銀行貸款。

根據董事意見，本集團將有足夠流動資金以應付日常運作及藉此認為以持續經營之基準編製財務報表乃合宜之舉。

合併基準

綜合賬目包括本公司及其附屬公司(「本集團」)截至二零零四年三月三十一日止之賬目。

本年度已收購或出售之附屬公司之業績，按收購生效日期起或截至出售生效日期為止(如適用)，該附屬公司之業績列入綜合損益表內。

本集團公司間之所有交易及結餘已於綜合賬目時沖銷。

附屬公司

附屬公司乃本公司直接或間接控制一半以上之投票權或已發行股本或控制其董事會或等同決策組織成員組合之企業。於附屬公司之投資按成本扣除減值虧損後列入本公司之資產負債表。有關投資之賬面值將按個別方式削減至可收回金額。

聯營公司

聯營公司乃指本集團可對其管理行使重大影響力之公司，惟並非附屬公司或合營企業。綜合損益表包括本集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨額。

2. 主要會計政策（續）

物業、廠房及設備

物業、廠房及設備按成本值減累積折舊及累積減值虧損列賬。

物業、廠房及設備之成本包括其購買價及令資產達致其現時營運狀況及運送至某地點作擬定用途之任何直接費用。將資產恢復至其一般營運狀況產生之主要成本從損益表中扣除。改善作資本化並按預期可用年期折舊。

在建工程乃根據成本減累計減值撥備列賬。成本包括建築成本及其他直接成本（包括利息成本），於該項目內，已完成之建築成本乃轉撥至適當資產類別。在建工程在完成及投入實際使用前不作出折舊撥備。

由棄用及出售物業、廠房及設備而產生之收益或虧損乃按出售所得款項與資產面值之差額而釐訂，並於損益表確認為收入或開支入賬。

折舊乃自物業、廠房及設備完全運作日期起，就彼等之估計可用年期抵銷成本減累積減值虧損，計入彼等之估計尚餘價值後，以直線法按下列每年折舊率計算折舊：

租約土地	按租約期計算
樓宇	2%或按租約期（以較短者為準）計算
租約物業裝修	14.3%－20%
廠房設備及機器	20%
傢俬、固定裝置、辦公室及電腦設備	20%
汽車	20%－25%
模具	20%

以融資租賃持有之資產按資產之估計可用年期或租約期（以較短者為準）計算折舊。

投資物業

投資物業乃於完成建築及發展工程之土地及樓宇之權益，並因其投資潛力而持有，任何租金收入按公平原則磋商。

租約未屆滿年期超過二十年以上之投資物業均不作折舊，並根據專業估值基準以其公開市值列入。投資物業之價值變動乃計入投資物業重估儲備內。就整項投資組合而言，倘此項儲備之總數不足以抵銷價值變動之虧絀，有關差額則在損益表內扣除。

出售投資物業時，因以往估值而產生之投資物業重估儲備之相應部份將變現並轉撥入損益表。

2. 主要會計政策(續)

存貨

存貨乃按成本與可變現淨值之較低者計算。成本包括所有採購成本，直接人工及所有生產經常開支之應佔部份令存貨置於現存地點及達致現時狀況，並以加權平均法計算。可變現淨值乃在日常業務中之估計銷售價扣除估計完成生產所需之成本及估計銷售費用。

收入確認

收入乃於收益及成本(視情況而定)可以可靠方式衡量且經濟利益極有可能歸於本集團時按下列基準予以確認：

銷售貨品之收入在擁有權之風險及回報轉移時(一般與貨品付運予客戶及所有權轉移時間相同)確認入賬。

利息收入按時間比例基準，並計入未償還本金額及適用利率入賬。

租金收入乃物業出租期間根據直線法按租期計算予以確認。

租約

凡租約條款將擁有權之絕大部份風險及回報轉移至承租人之租約均列為融資租約。所有其他租約則列為經營租約。

按融資租約持有之資產乃以租賃資產之公平值或最低租約付款現值(以較低者為準)確認為資產。對出租人之相應負債在資產負債表內列為融資租約承擔。融資費用為租約承擔總額與購入資產之公平值兩者之差額，乃於有關租約年期在損益表內扣除，以就有關承擔餘額計算每段會計期間之固定週期支出率。

根據經營租約應支付之租金按租約年期以直線法分別確認為開支。

減值虧損

於每個結算日，本集團會審核內部及外間資料來源，以確定其有形資產及投資於附屬公司和聯營公司之賬面值是否出現減值虧損或以往確認之減值虧損是否已不存在或經已減少。倘出現任何該等跡象，將按有關資產之出售價格淨額或實用價值(以較高者為準)估計其可收回金額。若未能估計個別資產之可收回金額，本集團將評估獨立賺取現金收益之最小資產組合(即賺取現金收益單位)之可收回金額。

若估計一項資產或一個賺取現金收益單位之可收回金額乃低於其賬面值，則有關賬面值將予削減至可收回金額。減值虧損將即時確認為開支。

2. 主要會計政策(續)

減值虧損(續)

回撥減值虧損只限於該資產賬面值或如前年度未計入任何減值虧損則以賺取現金收益單位計算。回撥減值虧損將即時確認為收入。

稅項

本年度,本集團採納經修訂之會計實務準則第12號「所得稅」。根據經修訂之會計實務準則第12號即期所得稅支出乃根據本年度業績,並採用截至結算日止所實施或具體實施之稅率及就毋須課稅或不可扣稅之項目作出調整後計算。

遞延稅項採用負債法就資產及負債之稅務基準與其列於財務報告之賬面值之一切短暫差異作出撥備。遞延稅項負債或資產根據截至結算日止所實施或具體實施之稅率及稅務法例,並按預計適用於有關資產變現或負債償還之期間之稅率計算。若日後之應課稅溢利將可能與有關短暫差異、稅務虧損及抵免對銷,則確認遞延稅項資產。

前年度因稅務目的計算之溢利與賬目所列之溢利兩者間出現之時差,若預期於可見將來導致應付之負債,則按現行稅率計算遞延稅項。除非遞延稅項資產能毫無疑問得以變現,否則一概不予確認。

採納經修訂會計實務準則第12條表示改變會計政策,新會計政策已追溯應用但在財務報表中並無構成重大影響。比較金額已相應地重列。

外幣換算

外幣交易乃按交易日之滙率換算。於結算日以外幣為結算單位之貨幣資產及負債則按該日之滙率再換算。滙兑差額撥入損益表。

於編製綜合財務報告時,海外附屬公司以港元以外貨結算之資產負債表按結算日之滙率換算,而損益表按本年度之平均滙率換算。綜合產生之一切滙兑差額撥入滙兑儲備內處理。

現金等值項目

列於綜合現金流動表之現金等值項目為高度流通之短期投資(其可隨時轉換為可知之現金款額,且價值變動風險不大)扣除銀行透支。

2. 主要會計政策（續）

有關連人士

若一方能直接或間接控制另一方，或能對另一方作出之財務及營運政策行使重大之影響力，則雙方會被視為有關連。若雙方受到共同控制或共同之重大影響力所規限，則亦會被視為有關連。

界定供款計劃

本集團根據本地法律及規例為香港員工製定界定供款計劃。此計劃覆蓋所有合資格員工。本集團之供款在發生時作費用支銷。

為遵守中國大陸之法律及規例，本集團為當地員工製定的界定供款計劃之供款會交與中國大陸政府已授權之有關機構，供款需按中國大陸規定以工資的一定百分比計算。本集團對該計劃作出之供款在發生時作為費用支銷。

3. 營業額及收入

本公司為投資控股公司。其附屬公司主要從事製造及買賣家居用品。

按種類確認之營業額及收入分析如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
營業額		
銷售貨品	**470,812**	523,399
其他收入		
租金收入	**439**	444
利息收入	**760**	1,191
其他	**1,106**	1,197
	2,305	2,832
收入	**473,117**	526,231

4. 分部資料

根據本集團之內部財務報告，由於本集團的營業額及業績超過90%是來自製造及買賣家居用品，故此，本集團決定報告形式以地區分類為主，而毋需提供業務分部資料。

按本集團的客戶地區分佈之營業額及業績分析如下：

	營業額		分部業績	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
美國	**242,825**	313,742	**30,911**	63,056
加拿大	**35,061**	36,380	**3,508**	5,354
香港	**55,137**	39,432	**13,347**	9,676
中國大陸	**81,170**	91,558	**(8,373)**	763
歐洲	**33,326**	23,817	**3,764**	3,323
其他	**23,293**	18,470	**3,170**	3,780
	470,812	523,399	**46,327**	85,952
未予分配之企業費用			**(37,934)**	(52,711)
經營業務之溢利			**8,393**	33,241
財務費用			**(6,971)**	(7,069)
應佔聯營公司虧損			**(233)**	(320)
税項			**116**	(7,738)
股東應佔溢利			**1,305**	18,114

本集團超過90%資產設置在中國大陸，故毋須提供地區分佈的資產、負債及資本費用的資料分析。

二零零四年三月三十一日

5. 財務費用

	本集團	
	二零零四年	二零零三年
	千港元	千港元
下列各項之利息：		
須於五年內全數償還之銀行貸款	**3,958**	4,140
可換股債券	**1,377**	2,285
融資租約	**1,636**	644
	6,971	7,069

6. 除稅前日常業務之溢利

	本集團	
	二零零四年	二零零三年
	千港元	千港元
已扣除（計入）下列各項：		
核數師酬金	**590**	800
重估投資物業之虧絀	**—**	2,014
折舊	**35,049**	37,619
出售機器和設備之虧損	**765**	1,824
土地及樓宇之經營租約租金	**6,526**	6,121
呆壞賬撥備（回撥）	**258**	(427)
呆壞存貨撥備（回撥）	**2,024**	(7,403)
員工成本（不包括董事酬金）：		
工資及薪酬	**67,297**	72,830
解僱補償	**919**	2,586
退休計劃供款	**1,170**	4,318
	69,386	79,734
租金收入，扣除開支	**(439)**	(444)
回撥聯營公司減值準備	**(464)**	(294)

7. 董事酬金

根據聯交所頒佈之證券上市規則及香港公司條例第161條之規定而披露之董事酬金詳情如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
袍金：		
非執行董事	**140**	140
獨立非執行董事	**577**	580
	717	720
其他酬金：		
執行董事：		
薪金、其他酬金、其他實物利益	**3,250**	2,950
退休計劃供款	**24**	24
	3,274	2,974
	3,991	3,694

董事酬金以董事數目及酬金範圍劃分如下：

	本集團	
	董事數目	
	二零零四年	二零零三年
零－1,000,000港元	**5**	6
1,000,001港元－1,500,000港元	**1**	2
1,500,001港元－2,000,000港元	**1**	－
	7	8

本年內，並無訂立董事免收或同意免收任何酬金之安排。

8. 五名最高薪人士

本集團五名最高薪人士包括兩名(二零零三年：兩名)本公司董事，其酬金詳情已載於上文附註7。餘下三名(二零零三年：三名)最高薪人士之詳情如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
薪金及其他利益	**3,583**	2,895
退休計劃供款	**32**	24
	3,615	2,919

他們的酬金於下列範圍之內：

	本集團 僱員人數	
	二零零四年	二零零三年
零－1,000,000港元	**2**	2
1,000,001港元－1,500,000港元	**–**	1
1,500,001港元－2,000,000港元	**1**	–
	3	3

9. 税項

	本集團	
	二零零四年	二零零三年
	千港元	千港元
本公司及其附屬公司：		
現行税項		
香港利得税：		
本年度撥備	–	9,620
中國企業所得税：		
本年度撥備	**297**	546
遞延税項		
暫時性差異回撥	**(413)**	(2,428)
本年度税項(收入)支出	**(116)**	7,738

香港利得税乃按年內賺得之估計應課税溢利以17.5%(二零零三年：16%)之税率撥備。

上年，本集團內數間公司，就有關本集團內的公司相互徵費及轉讓定價之安排，收到香港税務局所發出的香港利得税或補加評税通知書。本集團已就該評税通知書提出反對。然而，管理層認為本集團已為該最終評税結果而可能引起的附加税項，作出足夠撥備。

中國企業所得税乃按中國附屬公司之估計應課税溢利，以15%税率計算。該中國附屬公司由沖減前年度虧損後之首個經營業務獲利年度起計，豁免繳納兩年中國國家所得税和地方所得税，而其後三年則再獲減免50%。

9. 稅項(續)

稅項(收入)支出對賬

	本集團	
	二零零四年 千港元	二零零三年 千港元
除稅前日常業務之溢利	**1,189**	25,852
按利得稅17.5%(二零零三年:16%)	**208**	4,136
不可扣稅之支出	**1,353**	628
未確認稅項虧損	**—**	(236)
使用先前未確認之稅項虧損	**(661)**	(952)
未確認暫時性差異	**(1,232)**	(1,419)
確認先前未確認之暫時性差異	**—**	(2,191)
其他	**216**	545
往年度撥備不足	**—**	7,227
本年度稅項(收入)支出	**(116)**	7,738

10. 股東應佔溢利

本集團於本年度溢利為1,305,000港元(二零零三年:18,114,000港元)。而已在本公司之財務報表中處理之溢利為18,030,000港元(二零零三年:413,000港元)。

11. 每股盈利

每股基本盈利乃根據本年度之股東應佔溢利1,305,000港元(二零零三年:18,114,000港元)及本年度已發行普通股之加權平均數868,733,440股(二零零三年:868,733,440股)計算。

因本公司尚餘之可換股債券的兑換成本價高於本公司股份之平均市場價,故並無呈列兩年度之每股攤薄盈利。

12. 固定資產

本集團	投資物業	租約土地及樓宇	租約物業裝修	廠房設備及機器	傢俬、固定裝置、辦公室及電腦設備	汽車	模具	在建工程	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值									
於年初	1,600	328,501	22,940	106,420	32,222	12,980	144,411	259	649,333
購入附屬公司	–	–	–	1,900	–	–	–	–	1,900
增加	–	176	257	3,835	1,188	697	28,139	17,710	52,002
出售	–	–	(52)	(1,434)	(267)	(1,881)	(1,286)	–	(4,920)
由在建工程轉入	–	1,495	795	2,994	–	–	–	(5,284)	–
於結算日	**1,600**	**330,172**	**23,940**	**113,715**	**33,143**	**11,796**	**171,264**	**12,685**	**698,315**
累計折舊									
於年初	–	35,100	16,129	83,681	26,315	12,013	107,758	–	280,996
本年折舊	–	6,818	2,959	6,892	2,444	498	15,438	–	35,049
出售	–	–	(40)	(959)	(247)	(1,861)	(793)	–	(3,900)
於結算日	–	**41,918**	**19,048**	**89,614**	**28,512**	**10,650**	**122,403**	–	**312,145**
賬面淨值									
於結算日	**1,600**	**288,254**	**4,892**	**24,101**	**4,631**	**1,146**	**48,861**	**12,685**	**386,170**
於年初	1,600	293,401	6,811	22,739	5,907	967	36,653	259	368,337

於結算日，以上資產之成本或估值分析如下：

	投資物業	租約土地及樓宇	租約物業裝修	廠房設備及機器	傢俬、固定裝置、辦公室及電腦設備	汽車	模具	在建工程	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本	–	330,172	23,940	113,715	33,143	11,796	171,264	12,685	696,715
估值	1,600	–	–	–	–	–	–	–	1,600
於結算日	**1,600**	**330,172**	**23,940**	**113,715**	**33,143**	**11,796**	**171,264**	**12,685**	**698,315**

二零零四年三月三十一日

12. 固定資產（續）

投資物業於二零零三年二月二十八日按獨立專業測量師忠誠測量行有限公司依公開市值基準而重估。本公司董事認為該等投資物業之賬面值和其於結算日之市值並無重大差異。

本集團所持有的投資物業和租約土地及樓宇淨值於結算日分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
按中期租約持有：		
香港	**26,040**	26,548
中國大陸	**263,814**	268,453
	289,854	295,001

本集團之在建工程均位於中國大陸按中期租約持有。

本集團之固定資產賬面淨值已包括按融資租賃安排購入之資產18,039,000港元（二零零三年：8,037,000港元）。

13. 於附屬公司之權益及應收(付)附屬公司

	本公司	
	二零零四年 千港元	二零零三年 千港元
非流動性		
於附屬公司之權益		
非上市股份，成本值	**158,598**	158,598
減：減值撥備	**(157,877)**	(157,877)
	721	721
應收附屬公司	**521,250**	518,436
壞賬撥備	**(118,031)**	(136,036)
	403,219	382,400
	403,940	383,121
應付附屬公司	**(150,984)**	(48,253)
流動性		
應收附屬公司	**17,225**	38,430
應付附屬公司	**(10,298)**	(14,612)

於結算日本公司的的主要附屬公司資料如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊資本面值	本公司應佔股本百分比 直接持有	本公司應佔股本百分比 間接持有	主要業務
Magician Investments (BVI) Limited	英屬處女群島	6美元普通股	100%	–	投資控股
Treasure Trend Development Limited	英屬處女群島	1美元普通股	100%	–	投資控股
大潤發展有限公司	香港	3港元普通股	–	100%	採購紙張、塑膠及五金物料及產品

13. 於附屬公司之權益或應收(付)附屬公司(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊資本面值	本公司應佔股本百分比 直接持有	本公司應佔股本百分比 間接持有	主要業務
Magicgrand Development Limited	英屬處女群島	1美元普通股	—	100%	塑膠及五金產品之製造及貿易
江氏通達有限公司	香港	5港元普通股	—	100%	塑膠及五金產品之推銷及貿易
金達塑膠五金製品(深圳)有限公司	中國大陸	180,000,000港元註冊資本	—	100%	塑膠及五金產品之製造及貿易
驕銘有限公司	香港	3港元普通股	—	100%	塑膠及五金產品之推銷及貿易
勵高(中國)有限公司	香港	2港元普通股	—	100%	塑膠及五金產品之推銷及貿易
金達實業有限公司	香港	251,000港元普通股	—	100%	塑膠及五金產品之推銷及貿易
Hopeward Holdings Limited	英屬處女群島	1美元普通股	—	100%	物業持有
Falton Investment Limited	香港	2港元普通股	—	100%	物業持有

除Magicgrand Development Limited及金達塑膠五金製品(深圳)有限公司主要於中國大陸經營外，其他所有附屬公司均在香港經營。

董事認為上表列示了主要影響本年度業績或組成本集團大部份資產淨值之本公司的附屬公司。董事認為提供其他附屬公司之詳情可能會造成冗長。

除應收或應付附屬公司乃由一般營運資金組成，並列賬於流動資產及流動負債外，其他與附屬公司之結餘均無抵押、免息及沒有固定還款期。

14. 於聯營公司之權益

	本集團	
	二零零四年	二零零三年
	千港元	千港元
所佔資產淨值	**873**	1,106
應收聯營公司	**471**	524
	1,344	1,630
減：減值準備	**—**	(464)
	1,344	1,166

聯營公司所欠款項之結餘乃無抵押，年息率四厘及沒有固定還款期。

本集團持有一間於香港註冊成立之公司達培實業有限公司之已發行股本40%權益。該公司在香港從事五金產品製造及貿易之業務。

15. 存貨

	本集團	
	二零零四年	二零零三年
	千港元	千港元
原料	**23,621**	27,774
在製品	**21,283**	17,824
製成品	**37,623**	40,326
	82,527	85,924

上述存貨已包括可變現值為5,240,000港元(二零零三年：2,766,000港元)之存貨，但不包括賬面值已全數撥備之存貨。

16. 應收貿易賬款及票據

本集團一般給予貿易客戶30至60日之信貸期。本集團應收貿易賬款及票據(已扣除壞賬撥備)之賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
少於一個月	**39,565**	40,497
一個月到兩個月	**23,096**	25,134
兩個月到三個月	**9,546**	14,950
三個月到六個月	**15,787**	12,081
六個月到一年	**4,971**	2,936
	92,965	95,598

17. 應付貿易賬款

應付貿易賬款賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
少於三個月	**50,212**	52,678
三個月至六個月	**22,084**	7,396
六個月至一年	**12,005**	793
超過一年	**560**	977
	84,861	61,844

18. 銀行貸款

長期銀行貸款償還時間如下：

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
一年內	**15,000**	22,000	—	22,000
一年到兩年	**15,000**	22,000	—	22,000
兩年到五年	**62,500**	21,641	—	21,641
	77,500	43,641	—	43,641
	92,500	65,641	—	65,641

於二零零零年十一月，本集團與十八間銀行集團（「銀行集團」），簽定債務重整契約（「債務重整契約」）以重整本集團尚餘銀行貸款。

債務重整結果為(i)依債務和解安排償還部份債務，(ii)本集團尚餘銀行貸款的主要部份則發行可換股債券，及(iii)剩餘債項約110,000,000港元作長期貸款，年利率按香港同業三個月拆息加1厘計算。長期貸款本金每隔六個月，以11,000,000港元支付，而最後一期款項將於二零零五年十二月十七日支付。

於二零零三年十一月四日，本集團簽定契約（「2003契約」）以本集團提早償還(i)已包括在2003年財務報表中的非流動負債之尚餘可換股債券的本金；(ii)剩餘債項之本金及截至二零零三年十一月六日止（「解除日」）之應計利息；(iii)已包括在二零零三年財務報表中的非流動負債之完成酬金2,836,000港元，及(iv)由債務重整契約而引起之本公司應付成本及費用。

於二零零三年十一月六日，本集團全數提早償還上述2003契約之還款金額。藉此，本集團已解除債務重整契約內之全部責任及根據債務重整契約而給予銀行集團之保證已撤銷。

2003契約之部份還款金額是由一間中國大陸銀行提供100,000,000港元貸款（「中國銀行貸款」）。中國銀行貸款之年利率為香港同業六個月拆息加150點子計算，及每隔六個月償還本金7,500,000港元直至二零零六年九月，而最後一期款項55,000,000港元將於二零零六年九月二十日支付。首期7,500,000港元已於二零零四年三月內按時支付。就中國銀行貸款，本公司已提供公司擔保予該銀行。

19. 應付之融資租約

最低融資款項

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
一年內	**7,558**	4,726	**3,869**	4,612
兩年到五年(包括首尾兩年)	**7,609**	556	**831**	471
	15,167	5,282	**4,700**	5,083
日後財務費用	**(1,771)**	(232)	**(202)**	(217)
租約應付金額現值	**13,396**	5,050	**4,498**	4,866

最低融資款項現值

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
一年內	**6,478**	4,501	**3,686**	4,399
兩年到五年(包括首尾兩年)	**6,918**	549	**812**	467
	13,396	5,050	**4,498**	4,866

融資租約年期由二至四年不等。所有融資租約以定期還款為基準及並無為或然租金付款作出安排。

20. 遞延稅項

於結算日，本集團已確認因加速折舊減免而引起之遞延稅項資產為285,000港元(二零零三年：遞延稅項負債127,000港元)。

因稅項虧損而未確認之遞延稅項資產約29,011,000港元(二零零三年：27,047,000港元)。該等稅項虧損根據現行稅務法例仍未期滿失效。

21. 已發行股本

	本公司	
	二零零四年	二零零三年
	千港元	千港元
法定：		
4,000,000,000股（二零零三年：4,000,000,000股）		
每股面值0.10港元之普通股	**400,000**	400,000
已發行及繳足：		
868,733,440股（二零零三年：868,733,440股）		
每股面值0.10港元之普通股	**86,873**	86,873

22. 購股權計劃

於二零零二年八月八日，購股權計劃獲本公司之股東批准，可由本公司之董事選擇性授予本公司或任何附屬公司全職僱員或董事以認購本公司所發行之普通股，最高不超過佔本公司於任何時間之已發行股本面值的10%，而每批購股權需支付象徵式代價港幣1元。每個購股權只可行使一股本公司之普通股，而其行使價由董事會釐定，並為以下：

(1) 本公司股份於建議日期在聯交所每日報價表所載之收市價；及

(2) 本公司股份於建議日期前五個營業日在聯交所每日報價所載之平均收市價，

以較高者為準，惟認購價不得低於本公司之股份面值。行使購股權時期為董事會不時釐定授出購股權之日期。

本公司由採納該購股權計劃起計，概無授出任何購股權。

23. 儲備

本集團	股份溢價 千港元	資本贖回儲備 千港元	兌換變動儲備 千港元	繳納盈餘 千港元	累積虧損 千港元	總數 千港元
於二零零二年四月一日	282,049	1,265	139	51	(116,413)	167,091
本年溢利淨額	–	–	–	–	18,114	18,114
於二零零三年三月三十一日	282,049	1,265	139	51	(98,299)	185,205
本公司及附屬公司	282,049	1,265	139	51	(99,040)	184,464
聯營公司	–	–	–	–	741	741
於二零零三年三月三十一日	282,049	1,265	139	51	(98,299)	185,205
於二零零三年四月一日	**282,049**	**1,265**	**139**	**51**	**(98,299)**	**185,205**
本年溢利淨額	**–**	**–**	**–**	**–**	**1,305**	**1,305**
於二零零四年三月三十一日	**282,049**	**1,265**	**139**	**51**	**(96,994)**	**186,510**
本公司及附屬公司	**282,049**	**1,265**	**139**	**51**	**(97,502)**	**186,002**
聯營公司	**–**	**–**	**–**	**–**	**508**	**508**
於二零零四年三月三十一日	**282,049**	**1,265**	**139**	**51**	**(96,994)**	**186,510**

本公司	股份溢價 千港元	資本贖回儲備 千港元	繳納盈餘 千港元	累積虧損 千港元	總數 千港元
於二零零二年四月一日	282,049	1,265	158,398	(291,978)	149,734
本年溢利淨額	–	–	–	413	413
於二零零三年三月三十一日	282,049	1,265	158,398	(291,565)	150,147
本年溢利淨額	–	–	–	18,030	18,030
於二零零四年三月三十一日	**282,049**	**1,265**	**158,398**	**(273,535)**	**168,177**

根據中國大陸法例及法規，外資公司須將其年度部份溢利撥入法定儲備，包括普通儲備、企業發展基金、員工福利及紅利基金等項目。

23. 儲備（續）

本集團在中國大陸境內之附屬公司是屬於外資公司，按規定，此等外資公司須從其除稅後溢利中提不少於百份之十作普通儲備直至儲備額達註冊資本的百份之五十為止。動用普通儲備必須得到有關當局批准及其用途僅限於沖減累計虧損及增加股本。而動用企業發展基金亦必須得到有關當局批准及其用途僅限於增加股本。員工福利及紅利基金則僅限於該中國大陸境內附屬公司員工福利之用，而動用企業發展基金及員工福利及紅利基金與否則由該中國大陸境內附屬公司之董事局決定。

本集團之繳納盈餘為其附屬公司在被本集團收購日當天股份之面值及本公司作為收購代價於一九九五年本集團重組之日發行之股份面值之差額。

根據百慕達一九八一年公司法（經修訂），本公司之繳納盈餘可作分派用途。然而，在下列情況下，本公司不得以繳納盈餘宣派或派付股息或作出分派：

(a) 作出分派後會導致無法償還到期債項；或

(b) 其資產之可變現淨值低於其債項、已發行股本及股份溢價之總和。

24. 經營所產生之現金

	本集團	
	二零零四年 千港元	二零零三年 千港元
除税前日常業務之溢利	**1,189**	25,852
折舊	**35,049**	37,619
出售機器及設備之虧損	**765**	1,824
重估投資物業之虧絀	**—**	2,014
呆壞賬撥備(回撥)	**258**	(427)
呆壞存貨撥備(回撥)	**2,024**	(7,403)
回撥聯營公司減值準備	**(464)**	(294)
利息收入	**(760)**	(1,191)
利息支出	**6,971**	7,069
應佔聯營公司虧損	**233**	320
營運資金變動：		
應收貿易賬款及票據、預付款項、按金及其他應收賬款	**4,682**	(22,845)
存貨	**1,373**	(25,885)
應收聯營公司	**53**	294
應付貿易賬款、其他應付賬款及應計費用	**10,622**	41,886
經營所產生之現金	**61,995**	58,833

25. 主要之非現金交易

本集團於本年度內所訂立之融資租約安排於購買資產之資本值約為6,388,000港元(二零零三年：9,178,000港元)。

26. 收購附屬公司

	本集團	
	二零零四年 千港元	二零零三年 千港元
資產購入淨值及總代價：		
廠房設備及機器	1,900	—
支付方式：		
已付現金	1,320	—
應付收購附屬公司	580	—
現金代價	1,900	—

因收購附屬公司現金及現金等值流出分析：

	本集團	
	二零零四年 千港元	二零零三年 千港元
已付現金	(1,320)	—

於本年度內收購的附屬公司並未為本集團之營業額，業績及現金流量帶來重要的貢獻。

27. 退休福利責任

本集團已安排其在香港聘用之僱員參加強制性公積金計劃(「強積金計劃」)。強積金計劃之資產由獨立受託人的退休基金分開管理。根據強積金計劃及強積金條例規定，本集團與每位僱員分別負責該僱員每月薪金5%之供款，不論僱主或僱員之供款乃按每月不超過20,000港元薪金而計算。

本集團在中國大陸的附屬公司需要為中國國內全職員工設立退休供款計劃。此計劃受政府有關部門監管及承諾承擔本集團在中國大陸的附屬公司全體現有及未來退休員工之退休福利責任。

於本年度內，本集團的界定供款計劃僱主供款總額約1,170,000港元(二零零三年：4,318,000港元)。

28. 資產抵押

於結算日，本集團之有抵押銀行貸款由部份資產作保證，其賬面值如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
租約土地及樓宇	**236,224**	293,401
投資物業	**1,600**	1,600
其他物業、機器及設備	**—**	73,336
銀行存款	**7,525**	40,923
	245,349	409,260

29. 或然負債

於結算日，本公司不包括在財務報表內的或然負債為向附屬公司提供一般銀行貸款之擔保135,000,000港元(二零零三年：40,000,000港元)，而附屬公司已使用之貸款約119,031,000港元(二零零三年：26,995,000港元)。

30. 承擔

(a) 資本開支承擔

	本集團	
	二零零四年 千港元	二零零三年 千港元
已簽訂合同但未撥備(扣除已付按金)	**13,047**	6,730

(b) 經營租約承擔

於結算日，本集團按不可撤銷的營業租賃租約應付之將來最低租金總額如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
一年內	**3,251**	3,491
兩年到五年(包括首尾兩年)	**1,156**	2,838
	4,407	6,329

一般資料

以下為本集團於過去五個財政年度之綜合業績及資產與負債，乃摘錄自本集團已刊發之已審核財務報表，並已作出適當之重新分類：

	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元
營業額					
持續經營業務	**470,812**	523,399	434,749	404,490	494,525
已終止經營業務	**–**	–	–	–	87,741
	470,812	523,399	434,749	404,490	582,266
經營溢利（虧損）					
持續經營業務	**1,422**	26,172	17,435	6,187	(118,781)
已終止經營業務	**–**	–	–	–	445
	1,422	26,172	17,435	6,187	(118,336)
應佔聯營公司業績	**(233)**	(320)	385	(330)	(230)
除稅前溢利（虧損）	**1,189**	25,852	17,820	5,857	(118,566)
稅項	**116**	(7,738)	(2,130)	(102)	(310)
未計少數股東權益前溢利（虧損）	**1,305**	18,114	15,690	5,755	(118,876)
少數股東權益	**–**	–	–	(74)	340
股東應佔日常業務溢利（虧損）淨額	**1,305**	18,114	15,690	5,681	(118,536)
資產及負債					
總資產	**601,034**	621,907	564,370	578,391	636,521
總負債	**(327,651)**	(349,829)	(310,406)	(340,117)	(490,875)
少數股東權益	**–**	–	–	–	74
淨資產	**273,383**	272,078	253,964	238,274	145,720